STINA RESOURCES LTD.
Suite 13 - 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271 Fax (416) 368-2635


05006814

March 15, 2005

Securities & Exchange Commission
Division of Corporate Finance
450-5th St. N.W.
Washington, D.C. 20549

Attn: Office of International Corporate Finance Mail Stop 3-9

Dear Sirs:

Re: Stina Resources Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b)
Securities Act of 1934
File No. 82-2062

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the Securities Act of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since March 1, 2004:

1. May 28, 2004 letter to the B.C. Securities Commission c/w March 31, 2004 Quarterly Report & Interim Financials;

2. August 27, 2004 letter to the B.C. Securities Commission c/w June 30, 2004 Quarterly Report & Interim Financials;

3. February 15, 2005 Notice of Annual General Meeting, Information Circular, September 30, 2004 audited Financials and related proxy material;

4. March 1, 2005 letter to the B.C. Securities Commission c/w December 31, 2004 Quarterly Report & Interim Financials;

5. News release dated March 2, 2004

6. News release dated March 3, 2004

7. News Release dated April 14, 2004

8. News Release dated May 4, 2004

9. News Release dated June 4, 2004

10. News Release dated June 4, 2004

11. News Release dated June 7, 2004

3/28

12. News Release dated June 7, 2004

13. News Release dated June 18, 2004

14. News Release dated August 11, 2004

15. News Release dated January 21, 2005

16. News Release dated January 27, 2005

17. News Release dated January 28, 2005

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the self-addressed envelope.

Yours truly,

Jim Wall
per Edward Gresko, Secretary/Director

____
Received as above

per:______________________
Print Name

Enclosures

STINA RESOURCES LTD.

Suite 13 - 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271
Fax (416) 368-2635


SEC MAIL PROCESSING
RECEIVED
MAR 2 4 2005
WASH. D.C.
202
SECTION

May 28, 2004

BC Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attention: Statutory Filings

Dear Sirs:

Re: Quarterly Report for the Period ended March 31, 2004

Enclosed please find a copy of the above Quarterly Report for your information and files.

We hereby certify that the above Quarterly Report has been mailed to all members on our supplemental mailing list in accordance with National Policy 41.

If you have any questions or require additional information, please contact us.

Yours truly,

STINA RESOURCES LTD.

"Jim Wall"
Administration

cc: CDNX
Martin & Associates, Barristers and Solicitors



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act. The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Stina Resources Ltd.	Mar. 31, 2004	04/05/28

ISSUER ADDRESS
Ste 13 - 465 King St. East

CITY / PROVINCE / POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Toronto, ON M5A 1L6	(416) 368-2635	(416) 368-2271

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Edward Gresko	President	(416) 368-2271

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@northern-seas.com	www.northern-seas.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	Edward Gresko	04/05/28
[signature]	Sidney Mann	04/05/28

STINA RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

MARCH 31, 2004 AND SEPTEMBER 30, 2003

ASSETS

		March 31 2004		September 30 2003
CURRENT ASSETS				
Cash	$	10,630	$	44
Accounts receivable		9,811		6,484
Due from related parties (Note 8)		-		2,124
Inventories (Note 3)		17,810		7,100
		38,251		15,752
CAPITAL ASSETS (Note 4)		1,010		1,122
OTHER				
Incorporation costs		804		804
	$	40,065	$	17,678

LIABILITIES

CURRENT LIABILITIES				
Accounts payable	$	46,220	$	63,183
Due to related parties (Note 7)		9,582		16,924
		55,802		80,107

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)		2,494,904		2,407,404
DEFICIT		(2,510,641)		(2,469,833)
		(15,737)		(62,429)
	$	40,065	$	17,678

Approved on behalf of the Board

<Edward Gresko>, Director

<Sidney Mann>, Director

UNAUDITED
Prepared by Management

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

	Three months ended March 31, 2004	Six months ended March 31, 2004	Three months ended March 31, 2003	Six months ended March 31, 2003
SALES	$ 27,360	$ 54,992	$ 28,497	$ 86,826
COST OF GOODS SOLD (Schedule 1)	8,656	13,024	6,795	23,019
GROSS PROFIT	18,704	41,968	21,702	63,807
EXPENSES				
Northern Sea's Expenses (Schedule 2)	22,171	47,844	22,439	45,543
Administration Expenses (Schedule 3)	24,209	34,932	15,741	30,126
	46,380	82,776	38,180	75,669
NET LOSS FOR THE PERIOD	$ (27,676)	$ (40,808)	$ (16,478)	$ (11,862)
DEFICIT, at beginning of period	2,482,965	2,469,833	2,397,302	2,401,918
DEFICIT, at end of period	$ 2,510,641	$ 2,510,641	$ 2,413,780	$ 2,413,780
LOSS PER SHARE	$ (0.004)	$ (0.006)	$ (0.002)	$ (0.002)

UNAUDITED
Prepared by Management

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

	Three months ended March 31, 2004	Six months ended March 31, 2004	Three months ended March 31, 2003	Six months ended March 31, 2003
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net loss	$ (27,676)	$ (40,808)	$ (16,478)	$ (11,862)
Add non-cash items:				
Amortization	56	112	70	140
	(27,620)	(40,696)	(16,408)	(11,722)
Net changes in other non-cash operating accounts				
Accounts receivable	(5,349)	(3,327)	720	(10,837)
Inventories	(11,235)	(10,710)	2,915	1,502
Accounts payable	(18,950)	(16,963)	(12,449)	(1,665)
	(63,154)	(71,696)	(25,222)	(22,722)
FINANCING ACTIVITIES				
Issuance of share capital	87,500	87,500		
Share subscription	(68,750)	-	-	-
Due to(from) related parties	(13,701)	(5,218)	26,600	27,984
	5,049	82,282	26,600	27,984
INCREASE (DECREASE) IN CASH	(58,105)	10,586	1,378	5,262
CASH, beginning of period	68,735	44	2,635	(1,249)
CASH, end of period	$ 10,630	$ 10,630	$ 4,013	$ 4,013

UNAUDITED
Prepared by Management

Schedule 1

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF COST OF GOODS SOLD
THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

	Three months ended March 31, 2004	Six months ended March 31, 2004	Three months ended March 31, 2003	Six months ended March 31, 2003
OPENING INVENTORY	$ 6,575	$ 7,100	$ 12,859	$ 11,446
ADD:				
Purchases	3,647	3,647	-	12,203
Packaging and testing	15,856	19,699	3,549	8,702
Duty, freight and brokerage	388	388	331	612
	19,891	23,734	3,880	21,517
	26,466	30,834	16,739	32,963
LESS ENDING INVENTORY	(17,810)	(17,810)	(9,944)	(9,944)
COSTS OF GOODS SOLD	$ 8,656	$ 13,024	$ 6,795	$ 23,019

Schedule 2

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF OPERATIONS
NORTHERN SEA'S DIVISION
THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

	Three months ended March 31, 2004	Six months ended March 31, 2004	Three months ended March 31, 2003	Six months ended March 31, 2003
Accounting	$ 250	309	(28)	821
Advertising and promotion	904	968	$ (25)	671
Office	2,167	2,849	2,096	2,838
Product and market development	-	7,400	-	-
Rent	5,460	10,276	4,997	8,944
Shipping and postage	2,667	4,647	2,770	5,035
Telephone	1,431	2,782	842	2,716
Wages, commissions, and contract services	9,292	18,613	11,787	24,518
	$ (22,171)	$ (47,844)	$ (22,439)	$ (45,543)

Schedule 3

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF ADMINISTRATIVE EXPENSES
THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

	Three months ended March 31, 2004	Six months ended March 31, 2004	Three months ended March 31, 2003	Six months ended March 31, 2003
Accounting, audit and legal	$ 3,271	$ 3,271	$ 3,191	$ 4,025
Amortization	56	112	70	140
Bank charges and interest	75	167	36	78
Consulting	6,000	16,100	6,400	19,835
Office and sundry	75	75	75	75
Regulatory fees	9,035	9,035	2,600	2,600
Printing	778	778	-	-
Project investigation	1,175	1,175	-	-
Transfer agent	3,201	3,911	2,867	3,347
Travel and promotion	510	510	-	-
Loss (Gain)on exchange	33	(202)	502	26
	$ 24,209	$ 34,932	$ 15,741	$ 30,126

UNAUDITED
Prepared by Management

1. BASIS OF PRESENTATION

These unaudited Interim Financial Statements have been prepared by management in accordance with generally accepted accounting principles.

The disclosures in these Interim Financial Statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes included in the Company's annual report for the year ended September 30, 2003.

These Interim Financial Statements follow the same accounting policies and methods as the most recent annual financial statements and include all adjustments necessary to present fairly the results for the interim periods. The results of operation for the six months ended March 31, 2003 are not necessarily indicative of results to be expected for the entire year ending September 30, 2004.

2. NATURE OF OPERATIONS

The Company is currently engaged in the health food and supplement products industry.

Funding for activities and operations is obtained principally through private and public share offerings.

The Company has experienced continued operating losses and has a working capital deficiency of $17,551. These statements have been prepared on the going concern assumption, which contemplates that the Company will be able to realized the carrying value of its assets and discharge its liabilities in the normal course of business.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These interim financial statement include the accounts and operations of the Company's wholly-owned subsidiary, Northern Seas Products Ltd. All intercompany balances and transfers have been eliminated upon consolidation.

The subsidiary is involved in the processing and storage of raw materials. All intercompany transfers of materials and finished goods occur at cost.

b) Capital Assets

Amortization is provided at the following annual rates:

Office equipment	20% Declining balance
Laboratory equipment	20% Declining balance

The carrying value of all capital assets are reviewed for impairment annually or whenever events or circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or disposition. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

3. SIGNIFICANT ACCOUNTING POLICIES – CONT'D

c) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value.

d) Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

Realized gains and losses from foreign currency transactions are charged to income in the period in which they occur.

e) Administrative expenditures

Administrative expenditures are expensed in the year incurred.

f) Measurement uncertainty

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and inventory costing. Financial results as determined by actual events could differ from those estimates.

g) Risk management

Credit and foreign currency risks are managed by policies developed by the board of directors. The Company is not currently exposed to significant risks of holding foreign currencies or credit concentration.

The Company is not exposed to significant risks outside the normal scope of its operations.

h) Market development business opportunity costs

Costs incurred to investigate new market opportunities are expensed as period costs when incurred.

3. SIGNIFICANT ACCOUNTING POLICIES – CONT'D

i) Stock based compensation

The Company adopted the accounting guidelines of the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based Compensation and other stock based payments, in the prior year.

Under the guidelines, all new or repriced stock-based awards made to non-employees are measured and recognized using the fair-value method. The standard also encourages the use of the fair-value method for all direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets made to employees

j) Revenue recognition

Revenue from product sales is recorded upon product shipment.

k) Loss per share

The Company adopted the accounting guidelines of the Canadian Institute of Chartered Accountants Handbook section 3500, Earnings per share, in the prior year.

The standard requires the use of the treasury stock method for computing diluted earnings per share, which assumes that any proceeds obtained upon exercise of options or warrants, would be used to purchase common shares at average market price during the period. Loss per share is calculated using the weighted average number of shares outstanding during the year.

l) Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and amounts due and from related parties. The fair-value of these instruments approximates their carrying value due to their short-term maturity.

3. INVENTORIES

	2004	**2003**
Inventories consist of:		
Raw materials	2,882	1,010
Finished goods	14,928	6,090
	17,810	7,100

4. CAPITAL ASSETS

	2004			2003
	Cost	Accumulated Amortization	Net	Net
Office equipment	3,179	2,689	490	545
Laboratory equipment	4,270	3,750	520	577
	7,449	6,439	1,010	1,122

5. SHARE CAPITAL

a) Share Capital is comprised of:

Authorized
100,000,000 common shares without par value

Issued

	2004		2003	
	Number of Shares	**Amount $**	**Number of Shares**	**Amount $**
Balance Beginning of year	7,319,967	2,407,404	6,819,967	2,347,404
Issued during year				
Shares	350,000	87,500	500,000	45,000
Warrants	-	-	-	15,000
Balance	7,669,967	2,494,904	7,319,967	2,407,404

b) Shares in escrow

750,000 shares (2003- 750,000) are held in escrow subject to release only upon consent of regulatory authorities.

c) Share purchase warrants

Number	**Exercise Price**	**Expiry date**
380,000	0.10	August 2, 2004
500,000	0.16	May 16, 2005*
880,000		

*shares issued upon exercise of the warrants are subject to a one year hold period expiring May 16, 2004 (Also see subsequent events)

5. SHARE CAPITAL– CONT'D

d) Private placement

During the period the Company completed its a non-brokered private placement of 350,000 common shares at $0.25 per share for total proceeds of $87,500. There were no warrants attached to this private placement.

During the period the Company announced a non-brokered private financing of up to 1,500,000 units at a price of $0.15 per unit, each unit consisting of one share and one share purchase warrant exercisable to purchase one additional common share of the Company at a price of $0.20 per share for a period of two years. This financing is still under review by the exchange.

6. RELATED PARTY TRANSACTIONS

During the period (6 months), the Company paid premises rent in the amount of $5,415 (2003 - $7,500) to a company with common directors. The rent is payable on a month to month tenancy.

During the period (6 months), sales commissions included in wages, commissions and contract services expense totalling $12,000 were paid to a director of the Company (2003 - $12,000) for product sales.

During the period (6 months), the Company incurred fees in the amount of $ 14,000 (2003 - $20,163) to a company owned by an officer of the Company for administrative services performed on behalf of the Company.

Related party transactions have been recorded at their dollar exchange amount.

7. DUE FROM (TO) RELATED PARTIES

The amount due to a related party is due to a company controlled by a director. The amount due director is non-interest bearing and has no specified terms of repayment.

	2004 $	2003 $
Due from related parties:		
Officer	-	293
Company under common management	-	1,831
	-	2,124
Due to related parties:		
Company controlled by a director	-	2,089
Company controlled by an officer	9,582	14,836
	9,582	16,924

The amounts due to and from related parties are non-interest bearing and have no specified terms of repayment.

8. RESOURCE PROPERTIES

Zeibright Property, California, U.S.A.

On March 1, 2004 the Company announced that it has entered into an option agreement to purchase a 70% beneficial interest in seven lode mining claims located in Nevada County, California. Subject to regulatory approval, consideration for the property includes a $50,000 cash payment, issuance of 750,000 common shares of the Company and financing of a Phase I exploration program of $400,000. Phase II of the project requires a $100,000 cash payment, issuance of 750,000 common shares and further expenditures of $350,000.

Financing for phase I of this agreement was announced on March 1, 2004, and is still under review by the exchange (see 5.(d) above).

9. SUBSEQUENT EVENTS

Subsequent to the quarter end, 500,000 share purchase warrants were exercised at a price of $0.16 per and shares issued. These shares are subject to a one year hold period.

Further to the March 1, 2004 announcement of the option agreement with Steephollow Resources and the subsequent review of the company's change of business, trading on the company was halted pending review of the change of business on April 14, 2004. (See 3.(m) above). This review and halt remain in place as of the date of this report.

9. COMPARATIVE FIGURES

Certain of the 2003 figures have been re-classifed to conform with current presentation.

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ________ **Schedule A**
__x__ Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**
TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: **March 31, 2004**

DATE OF REPORT: **May 28, 2004**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	**<EDWARD GRESKO>**	**04/05/28**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
SIDNEY MANN	**<SYDNEY MANN>**	**04/05/28**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD**

STINA RESOURCES LTD.
QUARTERLY REPORT

March 31, 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See Financial Statements (Schedules 1 to 3) and Schedule C below

2. See Financial Statements (Note 6 & 7)

3. a) SUMMARY OF SECURITIES ISSUED DURING THE PERIOD ENDED MARCH 31, 2004;

   350,000 common shares were issued subsequent to the closing of a private placement on January 18, 2004.

   b) SUMMARY OF OPTIONS GRANTED DURING THE PERIOD ENDED MARCH 31, 2004;

   None

4. a) (see 4.(d) below)

   b) (see 4.(d) below)

   c) 880,000 share purchase warrants were outstanding as of March 31, 2004. 380,000 share purchase warrants entitle the holder to acquire a common share at $0.12 per share up to August 2, 2004. 500,000 share purchase warrants entitle the holder to acquire a common share at $0.16 per share up to May 16, 2005. These share purchase warrants were exercised at a price of $0.16 per subsequent to the end of the period. (see subsequent events).
   Shares issued upon exercise of the warrants are subject to a one year hold period.

   d) 100,000,000 common shares without par value are authorized, of which 7,669,967 were issued and outstanding at March 31, 2004. 750,000 shares are held in escrow. On April 9/96 the VSE consented to transfer within escrow to Sidney A. Mann.

5. List of Directors and Officers as of March 31, 2004
   - Mr. Edward Gresko, President/ Director
   - Mr. Sidney Mann, Treasurer/ Director
   - Mr. Robert Cuffney, Director
   - Mr. Jim Wall, General Manager
   - Mr. George Weinstein, Secretary

STINA RESOURCES LTD.
QUARTERLY REPORT

MARCH 31, 2004

SCHEDULE C: MANAGEMENT DISCUSSION

1. The company management has discussed the current financial results for the period ending March 31, 2004, with the directors of the company, and amongst themselves respectively.

   Description of Business

   Northern Seas Division
   Stina Resources Ltd. is engaged in the alternative natural health food manufacturing and wholesale business, and maintains a product line of natural food supplements marketed in Canada, the United States and internationally under the brand name Northern Seas Products, Sea Horse and Pet Wonder. The company complies with health food industry standards in both the US and Canada, and manufactures in government inspected facilities in the US and Canada.

Northern Seas Division Operations
The company (Northern Seas division) continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, in addition to various industry research conducted on natural remedies for arthritic conditions, prostrate problems and other ongoing health problems. Primarily, the company markets on a distributor and wholesale basis to health stores, health facilities, foreign distributors and manufacturers, pet food stores and zoos. Retail sales are made on a lesser scale, including direct sales and over the internet. The company also produces educational and promotional literature to aid consumers in their use of the products. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

The company manufactures under the company division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination. In addition, only government-licensed facilities are used. Products include shark cartilage capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfate, devil's claw and other natural herbal ingredients as additional additives.

Under the Northern Seas brand name, Super Sea Horse, the company produces and markets natural health products for horses, elephants, and other large animals suffering primarily from arthritic joint problems, although the products also assist in preventative health and providing increased energy.

Northern Seas also produces a similar canine/ feline product called Pet Wonder, which provides the same natural choice for household dogs and cats that Super Sea Horse does for larger performing animals. The product was a natural choice, a derivative of the company's most popular product of similar content for humans suffering from arthritic problems. Since inception, Pet Wonder has opened a whole new marketplace for Northern Seas, and Pet Wonder has become one of the company's best selling product.

The long-term goals for the company (Northern Seas division) include securing a 3-5% market share in the Canadian health food industry, as well as the pet food industry, and to increase the product line to ten products by the end of year 2004.

Discussion of Operational & Financial Condition

The overall sales of the company (Northern Seas division) to date have decreased by 4% comparatively to the same period in 2004 (quarter 2). It is expected that the potential for noticeable sales increases will depend on the success of new products in oncoming years as the market for existing human products appears to have a slower growth than at the time they were introduced.

The company's liquidity will depend upon its ability to market these products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. During the year additional financings have raised a total of $147,500 for working capital.

Resource Property

The company is exploring a change in its direction of business in an attempt to move into a potentially more lucrative industry.

On March 1, 2004 the Company announced that it has entered into an option agreement with Steephollow Resources to purchase a 70% beneficial interest in seven lode mining claims located in Nevada County, California. Subject to regulatory approval, consideration for the property includes a $50,000 cash payment, issuance of 750,000 common shares of the Company and financing of a Phase I exploration program of $400,000. Phase II of the project requires a $100,000 cash payment, issuance of 750,000 common shares and further expenditures of $350,000.
(see financial statements – note 8 and news release dated March 1, 2004)

On April 14, 2004 trading on the company was halted, pending review of this change of business. This review and trading halt remain in place as of the date of this report.
(see subsequent events)

In addition, on March 1, 2004 the Company added Robert Cuffney to the board of directors. Mr. Cuffney has a bachelor of science (geological engineering) and a master of science (geology), both from the Colorado School of Mines.

Mr. George Weinstein has resigned from the Board of Directors and will serve as a Company Officer in the capacity as Secretary. Jim Wall has changed officer positions from Secretary to General Manager.

2. See above (1)

3. a) See financial statements (Schedules 2 & 3)

b) On March 1, 2004 the Company announced that it has entered into an option agreement with Steephollow Resources to purchase a 70% beneficial interest in seven lode mining claims located in Nevada County, California. The agreement is subject to regulatory approval.
(see financial statements – note 8)

c) See financial statements (Note 4)

d) See financial statements (Note 4)

e) See financial statements (Note 6 & 7)

f) No material contracts or commitments have been entered into as of March 31, 2004.

g) Not applicable

h) See financial statements (Note 6)

i) The company is not currently engaged in any legal proceedings

j) See financial statements (Note 6& 7)

k) Not applicable

l) Not applicable

m) On March 1, 2004 the Company announced that it has entered into an option agreement with Steephollow Resources to purchase a 70% beneficial interest in seven lode mining claims located in Nevada County, California. This agreement is subject to regulatory approval. On April 14, 2004, trading on the company was halted pending review of the change of business.
(See news release dated April 14, 2004 and financial statements – note 8). This review and halt remain in place as of the date of this report.

n) See subsequent events

o) No special resolutions have been passed by the company directors during the quarter ending March 31, 2004.

4. Subsequent Events

Further to the March 1, 2004 announcement of the option agreement with Steephollow Resources and the subsequent review of the company's change of business, trading on the company was halted pending review of the change of business on April 14, 2004. (See 3.(m) above). This review and halt remain in place as of the date of this report.

No new management agreements have been entered into during this subsequent period.

5. a) Not applicable

   b) Not applicable

6. Liquidity & Solvency

   The Company has experienced an operating loss of $5,505 for the year ending March 31, 2004, compared with a gain of $33,681 for the year ending March 31, 2003. This decrease is mainly as a result of a 37% decrease in sales comparatively between the two periods (see above – Operations). The company experienced a working capital deficiency of $17,551 as of March 31, 2004 compared with $64,355 at March 31, 2003. The substantial reduction in working capital deficiency is mainly as a result of two private placements in which the proceeds were used for working capital. Sales are expected to remain relatively consistent for the next year, but decreased by 37% over the past year for the same period ending March 31, 2003. This decrease is mainly due to a noticeable reduction in bulk raw material product sales. (see above – Operations) Cost of Goods Sold have decreased by approximately 3% comparatively to the same period in 2003, and stood at 24% of sales for the period ending March 31, 2004. Administrative expenses increased by 16% over the same period ending March 31, 2003, mainly due to an increase in regulatory and transaction fees.

   In particular Accounting, Audit and Legal Fees Expenses decreased by $754 the same period ending March 31, 2003. Regulatory fee expenses have increased by $6,435 over the same period ending March 31, 2003, while consulting fees decreased by $3,735 over the same period ending March 31, 2003. Project investigation expenses increased by $1,175 over the same period ending March 31, 2003.

   The Company's ability to continue as a going concern and realize the recorded value of assets is dependant upon achieving profitable operations and raising sufficient equity funding to finance operations.

STINA RESOURCES LTD.
Suite 13 - 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271
Fax (416) 368-2635

August 27, 2004

BC Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attention: Statutory Filings

Dear Sirs:

Re: Quarterly Report for the Period ended June 30, 2004

Enclosed please find a copy of the above Quarterly Report for your information and files.

We hereby certify that the above Quarterly Report has been mailed to all members on our supplemental mailing list in accordance with National Policy 41.

If you have any questions or require additional information, please contact us.

Yours truly,

STINA RESOURCES LTD.

"Jim Wall"
Administration

cc: CDNX
Martin & Associates, Barristers and Solicitors



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Stina Resources Ltd.	June 30, 2004	04/08/26

ISSUER ADDRESS		
Ste 13 - 465 King Street East		
CITY / PROVINCE / POSTAL CODE	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Toronto, ON M5A 1L6	(416) 368-2635	(416) 368-2271
CONTACT NAME	**CONTACT POSITION**	**CONTACT TELEPHONE NO.**
Edward Gresko	President	(416) 368-2271
CONTACT EMAIL ADDRESS	**WEB SITE ADDRESS**	
info@northern-seas.com	www.northern-seas.com	

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	Edward Gresko	04/08/27
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED YY / MM / DD**
[signature]	Sidney Mann	04/08/27

STINA RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2003

Unaudited

Notice to Reader:

The attached financial statements have been prepared by the Management of Stina Resources Ltd. and have not been reviewed by the auditors of Stina Resources Ltd.

STINA RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

JUNE 30, 2004 AND SEPTEMBER 30, 2003

ASSETS

	June 30 2004	September 30 2003
CURRENT ASSETS		
Cash	$ 80,267	$ 44
Accounts receivable	7,814	6,484
Due from related parties (Note 8)	-	2,124
Inventories (Note 3)	13,916	7,100
	101,997	15,752
CAPITAL ASSETS (Note 4)	953	1,122
OTHER		
Incorporation costs	804	804
	$ 103,754	$ 17,678

LIABILITIES

	June 30 2004	September 30 2003
CURRENT LIABILITIES		
Accounts payable	$ 36,733	$ 63,183
Due to related parties (Note 7)	6,836	16,924
	43,569	80,107

SHAREHOLDERS' EQUITY

	June 30 2004	September 30 2003
SHARE CAPITAL (Note 5)	2,574,904	2,407,404
DEFICIT	(2,514,719)	(2,469,833)
	(60,185)	(62,429)
	$ 103,754	$ 17,678

Approved on behalf of the Board

<Edward Gresko>, Director

<Sidney Mann>, Director

UNAUDITED
Prepared by Management

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

	Three months ended June 30, 2004	Nine months ended June 30, 2004	Three months ended June 30, 2003	Nine months ended June 30, 2003
SALES	$ 31,474	$ 86,466	$ 30,132	$ 116,958
COST OF GOODS SOLD (Schedule 1)	6,817	19,841	5,967	28,986
GROSS PROFIT	24,657	66,625	24,165	87,972
EXPENSES				
Northern Sea's Expenses (Schedule 2)	16,438	64,282	45,678	91,221
Administration Expenses (Schedule 3)	12,297	47,229	8,962	39,088
	28,735	111,511	54,640	130,309
NET LOSS FOR THE PERIOD	$ (4,078)	$ (44,886)	$ (30,475)	$ (42,337)
DEFICIT, at beginning of period	2,510,641	2,469,833	2,413,780	2,401,918
DEFICIT, at end of period	$ 2,514,719	$ 2,514,719	$ 2,444,255	$ 2,444,255
LOSS PER SHARE	$ (0.001)	$ (0.006)	$ (0.005)	$ (0.007)

UNAUDITED
Prepared by Management

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

	Three months ended June 30, 2004	Nine months ended June 30, 2004	Three months ended June 30, 2003	Nine months ended June 30, 2003
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net loss	$ (4,078)	$ (44,886)	$ (30,475)	$ (42,337)
Add non-cash items:				
Amortization	56	168	70	210
	(4,022)	(44,718)	(30,405)	(42,127)
Net changes in other non-cash operating accounts				
Accounts receivable	1,998	(1,330)	(1,729)	(12,566)
Inventories	3,894	(6,815)	(915)	587
Accounts payable	(9,487)	(26,450)	7,321	5,656
	(7,617)	(79,313)	(25,728)	(48,450)
FINANCING ACTIVITIES				
Issuance of share capital	80,000	167,500	-	-
Share subscription payable	-	-	60,000	60,000
Due to(from) related parties	(2,746)	(7,964)	(35,172)	(7,188)
	77,254	159,536	24,828	52,812
INCREASE (DECREASE) IN CASH	69,637	80,223	(900)	4,362
CASH, beginning of period	10,630	44	4,013	(1,249)
CASH, end of period	$ 80,267	$ 80,267	$ 3,113	$ 3,113

UNAUDITED
Prepared by Management

Schedule 1

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF COST OF GOODS SOLD
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

	Three months ended June 30, 2004	Nine months ended June 30, 2004	Three months ended June 30, 2003	Nine months ended June 30, 2003
OPENING INVENTORY	$ 17,810	$ 7,100	$ 9,944	$ 11,446
ADD:				
Purchases	-	3,647	976	13,179
Packaging and testing	2,923	22,622	5,710	14,412
Duty, freight and brokerage	-	388	196	808
	2,923	26,657	6,882	28,399
	20,733	33,757	16,826	39,845
LESS ENDING INVENTORY	(13,916)	(13,916)	(10,859)	(10,859)
COSTS OF GOODS SOLD	$ 6,817	$ 19,841	$ 5,967	$ 28,986

Schedule 2

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF OPERATIONS
NORTHERN SEA'S DIVISION
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

	Three months ended June 30, 2004	Nine months ended June 30, 2004	Three months ended June 30, 2003	Nine months ended June 30, 2003
Accounting	$ 3	312	232	1,053
Advertising and promotion	883	1,851	$ 573	1,244
Office	1,615	4,464	3,398	6,236
Product and market development	-	7,400	23,006	23,006
Rent	3,038	13,314	4,867	13,811
Shipping and postage	1,438	6,085	2,640	7,675
Telephone	943	3,724	924	3,640
Wages, commissions, and contract services	8,518	27,132	10,038	34,556
	$ (16,438)	$ (64,282)	$ (45,678)	$ (91,221)

UNAUDITED
Prepared by Management

Schedule 3

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF ADMINISTRATIVE EXPENSES
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

	Three months ended June 30, 2004	Nine months ended June 30, 2004	Three months ended June 30, 2003	Nine months ended June 30, 2003
Accounting, audit and legal	$ 9,700	$ 12,971	$ 1,416	$ 5,441
Amortization	56	168	70	210
Bank charges and interest	27	194	24	102
Consulting	-	16,100	6,000	25,835
Office and sundry	50	125	25	100
Regulatory fees	879	9,914	900	3,500
Printing	-	778	-	-
Project investigation	-	1,175	-	-
Transfer agent	1,488	5,399	824	4,171
Travel and promotion	-	510	-	-
Loss (Gain)on exchange	97	(105)	(297)	(271)
	$ 12,297	$ 47,229	$ 8,962	$ 39,088

UNAUDITED
Prepared by Management

1. BASIS OF PRESENTATION

These unaudited Interim Financial Statements have been prepared by management in accordance with generally accepted accounting principles.

The disclosures in these Interim Financial Statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes included in the Company's annual report for the year ended September 30, 2003.

These Interim Financial Statements follow the same accounting policies and methods as the most recent annual financial statements and include all adjustments necessary to present fairly the results for the interim periods. The results of operation for the nine months ended June 30, 2003 are not necessarily indicative of results to be expected for the entire year ending September 30, 2004.

2. NATURE OF OPERATIONS

The Company is currently engaged in the health food and supplement products industry.

Funding for activities and operations is obtained principally through private and public share offerings.

The Company has experienced continued operating losses and has a working capital surplus of $58,428. These statements have been prepared on the going concern assumption, which contemplates that the Company will be able to realized the carrying value of its assets and discharge its liabilities in the normal course of business.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These interim financial statement include the accounts and operations of the Company's wholly-owned subsidiary, Northern Seas Products Ltd. All intercompany balances and transfers have been eliminated upon consolidation.

The subsidiary is involved in the processing and storage of raw materials. All intercompany transfers of materials and finished goods occur at cost.

b) Capital Assets

Amortization is provided at the following annual rates:

Office equipment	20% Declining balance
Laboratory equipment	20% Declining balance

The carrying value of all capital assets are reviewed for impairment annually or whenever events or circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or disposition. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

3. SIGNIFICANT ACCOUNTING POLICIES – CONT'D

c) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value.

d) Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

Realized gains and losses from foreign currency transactions are charged to income in the period in which they occur.

e) Administrative expenditures

Administrative expenditures are expensed in the year incurred.

f) Measurement uncertainty

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and inventory costing. Financial results as determined by actual events could differ from those estimates.

g) Risk management

Credit and foreign currency risks are managed by policies developed by the board of directors. The Company is not currently exposed to significant risks of holding foreign currencies or credit concentration.

The Company is not exposed to significant risks outside the normal scope of its operations.

h) Market development business opportunity costs

Costs incurred to investigate new market opportunities are expensed as period costs when incurred.

3. SIGNIFICANT ACCOUNTING POLICIES – CONT'D

i) Stock based compensation

The Company adopted the accounting guidelines of the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based Compensation and other stock based payments, in the prior year.

Under the guidelines, all new or repriced stock-based awards made to non-employees are measured and recognized using the fair-value method. The standard also encourages the use of the fair-value method for all direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets made to employees

j) Revenue recognition

Revenue from product sales is recorded upon product shipment.

k) Loss per share

The Company adopted the accounting guidelines of the Canadian Institute of Chartered Accountants Handbook section 3500, Earnings per share, in the prior year.

The standard requires the use of the treasury stock method for computing diluted earnings per share, which assumes that any proceeds obtained upon exercise of options or warrants, would be used to purchase common shares at average market price during the period. Loss per share is calculated using the weighted average number of shares outstanding during the year.

l) Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and amounts due and from related parties. The fair-value of these instruments approximates their carrying value due to their short-term maturity.

3. INVENTORIES

	2004	2003
Inventories consist of:		
Raw materials	2,926	1,010
Finished goods	10,990	6,090
	13,916	7,100

4. CAPITAL ASSETS

	2004			2003
	Cost	Accumulated Amortization	Net	Net
Office equipment	3,179	2,716	463	545
Laboratory equipment	4,270	3,780	490	577
	7,449	6,496	953	1,122

5. SHARE CAPITAL

a) Share Capital is comprised of:

Authorized
100,000,000 common shares without par value

Issued

	2004		2003	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance Beginning of year	7,319,967	2,407,404	6,819,967	2,347,404
Issued during year				
Shares	350,000	87,500	500,000	45,000
Warrants	500,000	80,000	-	15,000
Balance	8,169,967	2,574,904	7,319,967	2,407,404

b) Shares in escrow

750,000 shares (2003- 750,000) are held in escrow subject to release only upon consent of regulatory authorities.

c) Share purchase warrants

Number	Exercise Price	Expiry date
380,000	0.10	August 2, 2004*

During the period, a total of 500,000 warrants at $0.16 were exercised for total proceeds of $80,000.

Subsequent to June 30, 2004, 380,000 warrants at $0.10 were exercised for total proceeds of $38,000.

5. SHARE CAPITAL– CONT'D

d) Private placement

During the period the Company completed its non-brokered private placement of 350,000 common shares at $0.25 per share for total proceeds of $87,500. There were no warrants attached to this private placement.

During the period the Company arranged a non-brokered private financing of up to 1,200,000 units at a price of $0.19 per unit, each unit consisting of one share and one share purchase warrant exercisable to purchase one additional common share of the Company at a price of $0.26 per share for a period of two years. The private placement was completed after quarter end and the shares are subject to a four month hold period expiring December 13, 2004.

6. RELATED PARTY TRANSACTIONS

During the period, the Company paid premises rent in the amount of $2,315 (2003 - $2,300) to a company with common directors. The rent is payable on a month to month tenancy.

During the period, sales commissions included in wages, commissions and contract services expense totalling $6,000 were paid to a director of the Company (2003 - $6,000) for product sales.

During the period, the Company incurred fees in the amount of $9,630 (2003 - $6,000) to a company owned by an officer of the Company for administrative services performed on behalf of the Company.

Related party transactions have been recorded at their dollar exchange amount.

7. DUE FROM (TO) RELATED PARTIES

The amount due to a related party is due to a company controlled by a director. The amount due director is non-interest bearing and has no specified terms of repayment.

	2004 $	2003 $
Due from related parties:		
Officer	-	293
Company under common management	-	1,831
	-	2,124
Due to related parties:		
Company controlled by a director	1,289	2,089
Company controlled by an officer	8,293	14,836
	9,582	16,924

The amounts due to and from related parties are non-interest bearing and have no specified terms of repayment.

8. RESOURCE PROPERTIES

Zeibright Property, California, U.S.A.

On March 1, 2004 the Company announced that it has entered into an option agreement to purchase a 70% beneficial interest in seven lode mining claims located in Nevada County, California. Consideration for the property includes a $50,000 cash payment, issuance of 750,000 common shares, and a Phase I exploration program of $400,000. Phase II of the project requires a $100,000 cash payment, issuance of 750,000 common shares and further expenditures of $350,000.

On June 4, 2004, the Company rescinded its option agreement with the owner of the property, but retains a first right of refusal to enter into another option agreement on the same property.

9. SUBSEQUENT EVENTS

Subsequent to the quarter end the Company issued the following treasury shares

- 1,200,000 pursuant to the closing of a private placement
- 380,000 pursuant to an exercise of warrants

9. COMPARATIVE FIGURES

Certain of the 2003 figures have been reclassifed to conform with current presentation.

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ________ **Schedule A**
____x____ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**
TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: **June 30, 2004**

DATE OF REPORT: **August 27, 2004**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	<EDWARD GRESKO>	04/08/27
NAME OF DIRECTOR	*SIGN (TYPED)*	**DATE SIGNED (YY/MM/DD)**

SIDNEY MANN	<SYDNEY MANN>	04/08/27
NAME OF DIRECTOR	*SIGN (TYPED)*	**DATE SIGNED (YY/MM/DD**

STINA RESOURCES LTD.
QUARTERLY REPORT

June 30, 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See Financial Statements (Schedules 1 to 3) and Schedule C below

2. See Financial Statements (Note 6 & 7)

3. a) SUMMARY OF SECURITIES ISSUED DURING THE PERIOD ENDED JUNE 30, 2004;

   500,000 common shares were issued subsequent to the exercisement of warrants on May 16, 2004.

   b) SUMMARY OF OPTIONS GRANTED DURING THE PERIOD ENDED JUNE 30, 2004;

   None

4. a) (see 4.(d) below)

   b) (see 4.(d) below)

   c) 380,000 share purchase warrants were outstanding as of June 30, 2004. These share purchase warrants entitle the holder to acquire a common share at $0.12 per share up to August 2, 2004. These share purchase warrants were exercised at a price of $0.16 per subsequent to the end of the period. (see subsequent events).
   Shares issued upon exercise of the warrants are subject to a four-month hold period.

   d) 100,000,000 common shares without par value are authorized, of which 7,789,967 were issued and outstanding at June 30, 2004. 750,000 shares are held in escrow. On April 9/96 the VSE consented to transfer within escrow to Sidney A. Mann.

5. List of Directors and Officers as of June 30, 2004
   Mr. Edward Gresko, President/ Director
   Mr. Sidney Mann, Treasurer/ Director
   Mr. Robert Cuffney, Director
   Mr. Jim Wall, General Manager
   Mr. George Weinstein, Secretary

STINA RESOURCES LTD.
QUARTERLY REPORT

JUNE 30, 2004

SCHEDULE C: MANAGEMENT DISCUSSION

1. The company management has discussed the current financial results for the period ending June 30, 2004, with the directors of the company, and amongst themselves respectively.

   Description of Business

   Northern Seas Division
   Stina Resources Ltd. is engaged in the alternative natural health food manufacturing and wholesale business, and maintains a product line of natural food supplements marketed in Canada, the United States and internationally under the brand name Northern Seas Products, Sea Horse and Pet Wonder. The company complies with health food industry standards in both the US and Canada, and manufactures in government inspected facilities in the US and Canada.

Northern Seas Division Operations
The company (Northern Seas division) continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, in addition to various industry research conducted on natural remedies for arthritic conditions, prostrate problems and other ongoing health problems. Primarily, the company markets on a distributor and wholesale basis to health stores, health facilities, foreign distributors and manufacturers, pet food stores and zoos. Retail sales are made on a lesser scale, including direct sales and over the internet. The company also produces educational and promotional literature to aid consumers in their use of the products. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

The company manufactures under the company division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination. In addition, only government-licensed facilities are used. Products include shark cartilage capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfate, devil's claw and other natural herbal ingredients as additional additives.

Under the Northern Seas brand name, Super Sea Horse, the company produces and markets natural health products for horses, elephants, and other large animals suffering primarily from arthritic joint problems, although the products also assist in preventative health and providing increased energy.

Northern Seas also produces a similar canine/ feline product called Pet Wonder, which provides the same natural choice for household dogs and cats that Super Sea Horse does for larger performing animals. The product was a natural choice, a derivative of the company's most popular product of similar content for humans suffering from arthritic problems. Since inception, Pet Wonder has opened a whole new marketplace for Northern Seas, and Pet Wonder has become one of the company's best selling product.

The long-term goals for the company (Northern Seas division) include securing a 2-3% market share in the Canadian health food industry, as well as the pet food industry, and to increase the product line to ten products by the end of year 2004.

Discussion of Operational & Financial Condition

The overall sales of the company (Northern Seas division) to date have decreased by 26% comparatively to the same period in 2004 (ending quarter 3). It is expected that the potential for noticeable sales increases will depend on the success of new products in oncoming years as the market for existing human products appears to have a slower growth than at the time they were introduced.

The company's liquidity will depend upon its ability to market these products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. As of June 30, 2004 additional financings had raised a total of $375,500 for working capital.

In addition, on June 18, 2004, the company proposed another private placement for 1.2 million units at a price of $0.19 per unit, with each unit consisting of one share and one warrant having a two-year term for the purchase of one further common share of the company at the exercise price of 26 cents per share. The shares would be subject to a four-month hold period and the proceeds from the financing would be used as working capital. (see news release dated June 18, 2004). This private placement was completed subsequent to the quarter end. (see subsequent events)

Resource Property

The company is exploring a change in its direction of business in an attempt to move into a potentially more lucrative industry.

On March 1, 2004 the Company announced that it has entered into an option agreement with Steephollow Resources to purchase a 70% beneficial interest in seven lode mining claims located in Nevada County, California. Subject to regulatory approval, consideration for the property includes a $50,000 cash payment, issuance of 750,000 common shares of the Company and financing of a Phase I exploration program of $400,000. Phase II of the project requires a $100,000 cash payment, issuance of 750,000 common shares and further expenditures of $350,000.
(see financial statements – note 8 and news release dated March 1, 2004)

On April 14, 2004 trading on the company was halted, pending review of this change of business.

On June 4, 2004, the Company rescinded its option agreement with the owner of the property, but retains a first right of refusal to enter into another option agreement on the same property. (see news release dated June 4, 2004).
The company resumed trading on June 7, 2004 (see news release dated June 4, 2004).

2. See above (1)

3. a) See financial statements (Schedules 2 & 3)

b) On March 1, 2004 the Company announced that it has entered into an option agreement with Steephollow Resources to purchase a 70% beneficial interest in seven lode mining claims located in Nevada County, California.
On June 4, 2004, the Company rescinded its option agreement with the owner of the property, but retains a first right of refusal to enter into another option agreement on the same property. (see news release dated June 4, 2004).

c) See financial statements (Note 4)

d) See financial statements (Note 4)

e) See financial statements (Note 6 & 7)

f) No material contracts or commitments have been entered into as of June 30, 2004.

g) Not applicable

h) See financial statements (Note 6)

i) The company is not currently engaged in any legal proceedings

j) See financial statements (Note 6& 7)

k) Not applicable

l) Not applicable

m) Not applicable

n) No management changes occurred during the quarter ending June 30, 2004

o) No special resolutions have been passed by the company directors during the quarter ending June 30, 2004.

4. Subsequent Events

Subsequent to the quarter ending June 30, 2004, the company completed the private placement for 1.2 million shares at a price of $0.19. (see above Discussion of Operational & Financial Condition)

No new management agreements have been entered into during this subsequent period.

5. a) Not applicable

   b) Not applicable

6. Liquidity & Solvency

The Company has experienced an operating loss of $4,078 for the quarter ending June 30, 2004, compared with an operating loss of $30,475 for the quarter ending June 30, 2003. This relative decrease in operating loss is mainly as a result of a 64% decrease in Northern Seas product development costs comparatively between the two periods (see above – Operations). The company experienced a working capital surplus of $2,343 for the year as of June 30, 2004 compared with $48,884 for the year as of June 30, 2003. The substantial reduction in working capital surplus is mainly as a result of funds being used for increasing inventories between the two periods. Sales decreased by 26% over the past year for the same period ending June 30, 2003, but are expected to remain relatively consistent for the next year. This current decrease is mainly due to a noticeable reduction in bulk raw material product sales. (see above – Operations) Cost of Goods Sold have decreased by approximately 1% comparatively to the same period in 2003, and stood at 23% of sales for the period ending June 30, 2004. Administrative expenses increased by 37% over the same period ending June 30, 2003, mainly due to an increase in regulatory and transaction fees related to additional financings and a proposed property acquisition (see above).

In particular Accounting, Audit and Legal Fees Expenses increased by $4,259 the same period ending June 30, 2003. Regulatory fee expenses have increased by $6,414 over the same period ending June 30, 2003, while consulting fees decreased by $9,735 over the same period ending June 30, 2003. Project investigation expenses increased by $1,175 over the same period ending June 30, 2003.

The Company's ability to continue as a going concern and realize the recorded value of assets is dependant upon achieving profitable operations and raising sufficient equity funding to finance operations.

As of June 30, 2004 additional financings had raised a total of $375,500 for working capital, and a proposed private placement for an additional $228,000 in working capital was completed subsequent to quarter end.

STINA RESOURCES LTD.
Suite 13 - 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271
Fax (416) 368-2635

March 1, 2005

BC Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attention: Statutory Filings

Dear Sirs:

Re: Quarterly Report for the Period ended December 31, 2004

Enclosed please find a copy of the above Quarterly Report for your information and files.

We hereby certify that the above Quarterly Report has been mailed to all members on our supplemental mailing list in accordance with National Policy 41.

If you have any questions or require additional information, please contact us.

Yours truly,

STINA RESOURCES LTD.

"Jim Wall"
Administration

cc: CDNX
Martin & Associates, Barristers and Solicitors


SEC MAIL PROCESSING
RECEIVED
MAR 2 4 2005
WASH. D.C. 202 SECTION

STINA RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

Unaudited

Notice to Reader:

The attached financial statements have been prepared by the Management of Stina Resources Ltd. and have not been reviewed by the auditors of Stina Resources Ltd.

STINA RESOURCES LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND SEPTEMBER 30, 2004
(Unaudited)

ASSETS

	December 31 2004	September 30, 2004
CURRENT ASSETS		
Cash	$ 212,230	$ 232,770
Accounts receivable	12,206	10,172
Inventories (Note 3)	9,594	11,940
	234,030	254,882
DUE FROM RELATED PARTIES (Note 8)	9,878	9,878
EQUIPMENT (Note 4)	853	897
	$ 244,761	$ 265,657

LIABILITIES

	December 31 2004	September 30, 2004
CURRENT LIABILITIES		
Accounts payable	$ 42,264	$ 49,511
Due to related parties (Note 8)	13,382	13,382
	55,646	62,893

SHAREHOLDERS' EQUITY (DEFICIENCY)

	December 31 2004	September 30, 2004
SHARE CAPITAL (Note 5)	2,760,904	2,760,904
DEFICIT	(2,571,789)	(2,558,140)
	189,115	202,764
	$ 244,761	$ 265,657

Approved on behalf of the Board

<Edward Gresko>, Director

<Sidney Mann>, Director

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
THREE MONTH PERIODS ENDED DECEMBER 31, 2004 AND 2003
(Unaudited)

	2004	2003
SALES	$ 22,292	$ 27,632
COST OF GOODS SOLD (Schedule 1)	6,339	4,368
GROSS PROFIT	15,953	23,264
EXPENSES		
Northern Sea's Expenses (Schedule 2)	16,120	25,673
Administration Expenses (Schedule 3)	13,482	10,723
	29,602	36,396
NET LOSS FOR THE PERIOD	$ (13,649)	$ (13,132)
DEFICIT, at beginning of period	2,558,140	2,469,833
DEFICIT, at end of period	$ 2,571,789	$ 2,482,965
LOSS PER SHARE	(0.001)	(0.002)

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTH PERIODS ENDED DECEMBER 31, 2004 AND 2003
(Unaudited)

	2004	2003
CASH FLOWS FROM (USED FOR)		
OPERATING ACTIVITIES		
Net loss	$ (13,649)	$ (13,132)
Add non-cash items:		
Amortization	45	56
	(13,604)	(13,076)
Net changes in other non-cash operating accounts		
Accounts receivable	(2,035)	2,022
Inventories	2,346	525
Accounts payable	(7,247)	1,987
	(20,540)	(8,542)
FINANCING ACTIVITIES		
Issuance of share capital	-	68,750
Due to related parties	-	8,483
	-	77,233
INCREASE (DECREASE) IN CASH	(20,540)	68,691
CASH AND EQUIVALENTS, beginning of period	232,770	44
CASH AND EQUIVALENTS, end of period	$ 212,230	$ 68,735

Cash and Equivalents is comprised of:		
Bank	22,230	68,735
Guaranteed Investment Certificates	190,000	-
	$ 212,230	$ 68,735

Schedule 1

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF COST OF GOODS SOLD
THREE MONTH PERIODS ENDED DECEMBER 31, 2004 AND 2003
(Unaudited)

	2004	2003
OPENING INVENTORY	$ 11,940	$ 7,100
ADD:		
Purchases	1,250	-
Packaging and testing	2,518	3,843
Duty, freight and brokerage	225	-
	3,993	3,843
	15,933	10,943
LESS ENDING INVENTORY	(9,594)	(6,575)
COSTS OF GOODS SOLD	$ 6,339	$ 4,368

Schedule 2

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF OPERATIONS
NORTHERN SEA'S DIVISION
THREE MONTH PERIODS ENDED DECEMBER 31, 2004 AND 2003
(Unaudited)

	2004	2003
SALES	$ 22,292	$ 27,632
COST OF SALES	6,339	4,368
	15,953	23,264
ADMINISTRATIVE EXPENSES		
Accounting	-	59
Advertising and promotion	1,298	64
Office	1,276	682
Product and market development	-	7,400
Rent	3,038	4,816
Shipping	1,479	1,980
Telephone	1,274	1,351
Wages, commissions, and contract services	7,755	9,321
	(16,120)	(25,673)
OPERATING LOSS	$ (167)	$ (2,409)

Schedule 3

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF ADMINISTRATIVE EXPENSES
THREE MONTH PERIODS ENDED DECEMBER 31, 2004 AND 2003
(Unaudited)

		2004		2003
Accounting, audit and legal	$	582	$	-
Amortization		45		56
Bank charges and interest		(36)		92
Consulting		9,000		10,100
Office and sundry		3,059		-
Regulatory fees		-		-
Transfer agent		832		710
Loss (Gain) on exchange		-		(235)
		13,482		10,723
	$	13,482	$	10,723

1. BASIS OF PRESENTATION

These unaudited Interim Financial Statements have been prepared by management in accordance with generally accepted accounting principles.

The disclosures in these Interim Financial Statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes included in the Company's annual report for the year ended September 30, 2004.

These Interim Financial Statements follow the same accounting policies and methods as the most recent annual financial statements and include all adjustments necessary to present fairly the results for the interim periods. The results of operations for the three months ended December 31, 2004 are not necessarily indicative of results to be expected for the entire year ending September 30, 2005.

2. NATURE OF OPERATIONS

The Company is currently engaged in the health food and supplement products industry and is currently in the process of changing its principal business focus to the resource sector.

Funding for activities and operations is obtained principally through private and public share offerings.

The Company has experienced continued operating losses and has a working capital surplus of $178,384. These statements have been prepared on the going concern assumption, which contemplates that the Company will be able to realized the carrying value of its assets and discharge its liabilities in the normal course of business.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These interim financial statement include the accounts and operations of the Company's wholly-owned subsidiary, Northern Seas Products Ltd. All intercompany balances and transfers have been eliminated upon consolidation.

b) Equipment and Amortization

Amortization is provided at the following annual rates:

Office equipment	20% Declining balance
Laboratory equipment	20% Declining balance

The carrying value of all equipment is reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value estimates are based on management's estimate of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or disposition. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

3. SIGNIFICANT ACCOUNTING POLICIES – CONT'D

c) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value.

d) Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

Realized gains and losses from foreign currency transactions are charged to income in the period in which they occur.

e) Administrative expenditures

Administrative expenditures are expensed in the year incurred.

f) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and inventory costing. Financial results as determined by actual events could differ from those estimates.

g) Risk management

Credit and foreign currency risks are managed by policies developed by management. The Company is not currently exposed to significant risks of holding foreign currencies or credit concentration in trade receivables.

h) Market development business opportunity costs

Costs incurred to investigate new market opportunities are expensed as period costs when incurred.

i) Stock based compensation

The Company adopted the accounting guidelines of the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based Compensation and other stock based payments, in the prior year.

Under the guidelines, all new or repriced stock-based awards made to non-employees are measured and recognized using the fair-value method. The standard also encourages the use of the fair-value method for all direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets made to employees

3. SIGNIFICANT ACCOUNTING POLICIES – CONT'D

j) Revenue recognition

Revenue from product sales is recorded upon product shipment and when collection is reasonably assured.

k) Basic and diluted loss per share

The Company adopted the accounting guidelines of the Canadian Institute of Chartered Accountants Handbook section 3500, Earnings per share, in the prior year.

The standard requires the use of the treasury stock method for computing diluted earnings (loss) per share, which assumes that any proceeds obtained upon exercise of options or warrants, would be used to purchase common shares at average market price during the period. Loss per share is calculated using the weighted average number of shares outstanding during the year.

l) Financial Instruments

The Company's financial instruments consist of cash and equivalents, accounts receivable, accounts payable and amounts due to and from related parties. The fair-value of these instruments approximates their carrying value due to their short-term maturity. The fair value of amounts due to and from related parties cannot be determined as they have no repayment terms.

m) Asset retirement obligations

The Company has adopted recent accounting pronouncements of the Canadian Institute of Chartered Accountants Handbook section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated. The adoption of the accounting policy has had no effect of the current period financial statements.

3. INVENTORIES

	2004	2003
Inventories consist of:		
Raw materials	3,501	1,010
Finished goods	6,093	5,565
	9,594	6,574

4. EQUIPMENT

	December 31 2004			September 30 2004
	Cost	Accumulated Amortization	Net	Net
Office equipment	3,179	2,765	414	436
Laboratory equipment	4,270	3,831	439	461
	7,449	6,596	853	897

5. SHARE CAPITAL

a) Share Capital is comprised of:

Authorized
100,000,000 common shares without par value

Issued

		Number of Shares	Amount $
Balance, September 30, 2003		7,319,967	2,407,404
Issued during the year:			
Shares	i)	350,000	87,500
Share units	ii)	1,200,000	228,000
Warrants exercised		380,000	38,000
Share units	iii)	-	-
Balance, September 30, 2004 and December 31, 2004		9,249,967	2,760,904

b) Shares in escrow

750,000 shares (2003- 750,000) are held in escrow subject to release only upon consent of regulatory authorities.

c) Share purchase warrants

Number	Exercise Price	Expiry date
1,200,000	0.26	August 11, 2006
500,000	0.16	May 16, 2005
1,700,000		

6. RELATED PARTY TRANSACTIONS

During the period, the Company paid premises rent in the amount of $3,083 (2003 - $4,816) to a company with common directors. The rent is payable on a month to month tenancy.

During the period, sales commissions included in wages, commissions and contract services expense totalling $6,000-were paid to a director of the Company (2003 - $6,000) for product sales.

During the period, the Company incurred fees in the amount of $9,000 (2003 - $8,000) to a company owned by an officer of the Company for administrative services.

Related party transactions have been recorded at their dollar exchange amount.

7. DUE FROM (TO) RELATED PARTIES

The amount due to a related party is due to a company controlled by a director. The amount due director is non-interest bearing and has no specified terms of repayment.

	2004 $	2003 $
Due from related parties:		
Company controlled by a director	9,878	-
Company under common management	-	3,049
	9,878	3,049
Due to related parties:		
Officer	1,222	-
Company controlled by an officer	12,160	15,470
	13,382	15,470

The amounts due to and from related parties are non-interest bearing and have no specified terms of repayment.

8. SUPPLEMNTARY CASH FLOW INFORMATION

There were no interest or income taxes paid and no significant non-cash transactions during the periods ended December 31, 2003 and 2004.

9. SUBSEQUENT EVENTS

On January 21, 2005, the Company requested a halt in the trading of its stock pending review and approval of a Change of Business filed with the TSX Venture Exchange. The Company is attempting to diversify out of the alternative health food products industry, and into junior mineral exploration.

Concurrently, the Company entered into a property option agreement with Vanadium International Co.("Vanadium") for a 100% interest in 19 mining claims covering 392.6 acres, located in Nye County, Nevada, USA. To exercise the option, the Company is to pay Vanadium $250,000 and issue 2,500,000 shares, and incur $700,000 of exploration work on the property over a three year period. The property is subject to a 2.5% net smelter royalty (NSR). The agreement is subject to regulatory approval, and at the audit report date there has been no response from the exchange.

On January 27, 2005 the Company proposed a non-brokered financing of 300,000 shares at an offering price of $0.50 cents per share.

10. COMPARATIVE FIGURES

Certain of the 2003 figures have been re-classified to conform with current presentation.

STINA RESOURCES LTD.

Form 51-102F1
Management Discussion & Analysis
for the Quarter Ended
December 31, 2004

Ste 13 – 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271 / Fax: (416) 368-2635

STINA RESOURCES LTD.

REVIEW OF OPERATIONS FOR THE QUARTER ENDED DECEMBER 31, 2004 AND UP TO THE DATE OF FEBRUARY 25, 2005

THIS REPORT DATED : FEBRUARY 28, 2005

This discussion should be read in conjunction with the Company's annual audited financial statements dated September 30, 2004, which are incorporated by reference to this discussion.

1. NATURE OF BUSINESS:

The company is engaged in the alternative natural health food manufacturing and wholesaling business and maintains a product line of natural food supplements marketed in Canada, the United States and internationally under the brand name Northern Seas Products, Sea Horse and Pet Wonder.

The company continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, in addition to various research conducted on natural remedies for arthritic conditions, prostrate problems and other ongoing health problems. Primarily, the company markets on a distributor and wholesale basis to health stores, health facilities, foreign distributors and manufacturers, pet food stores and zoos. Retail sales are made on a lesser scale, including over the internet. The company also produces educational and promotional literature to aid consumers in their use of the products. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

The company manufactures under the company division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination. In addition, only government-licensed facilities are used. Products include shark cartilage capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfate, devil's claw and other natural herbal ingredients as additional additives.

Under the Northern Seas brand name, Super Sea Horse, the company produces and markets natural health products for horses, elephants, and other large animals suffering primarily from arthritic joint problems, although the products also assist in preventative health and providing increased energy.

Northern Seas also produces a similar canine/ feline product called Pet Wonder, which provides the same natural choice for household dogs and cats that Super Sea Horse does for larger performing animals. The product was a natural choice, a derivative of the company's most popular product of similar content for humans suffering from arthritic problems. Since inception, Pet Wonder has opened a whole new marketplace for Northern Seas, and Pet Wonder has become a staple product of the company.

The overall sales of the company to date have decreased by 19% comparatively to the same period in 2003 (year-end), mainly as a result of a decrease in the international sale of raw materials.

The company's liquidity will depend upon it's ability to market these products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. Two financings were completed during the prior year, raising $315,000 in working capital.

With respect to a trend of decreasing product sales over the past few years, the company has been exploring other business opportunities. Subsequent to the reporting period the company announced it had signed an option agreement with a private resource exploration and development company, and had applied to the TSX Venture Exchange for a change of business to pursue this opportunity. (see Subsequent Events – below -4). If the application and transaction are accepted, the company intends to pursue other profitable opportunities in this industry. The company intends to continue operation of the Northern Seas Products division in the interim, but to review with company directors and officers, the direction and future of Northern Seas Products with respect to its profitability and economic feasibility.

2. OPERATIONS DETAIL AND FINANCIAL CONDITION:

(a) Acquisitions & Dispositions:

(See subsequent events below – section 4)

(b) Selected Financial Information:

This discussion should be read in conjunction with the Company's annual audited financial statements dated September 30, 2004, which are incorporated by reference to this discussion. The company management has discussed the current financial results for the period ending December 31, 2004, with the directors and officers of the company, and amongst themselves respectively.

Summary of Financial Years

The following table sets forth selected audited financial information of Stina resources Ltd. for the last three completed financial years.

	FISCAL YEARS ENDED		
	September 30, 2004	**September 30, 2003**	**September 30, 2002**
Total Revenue	$ 102,788	$ 146,279	$ 143,333
Gross Profit	$ 78,890	$ 105,759	$ 111,838
Operating Expenses	$ 167,197	$ 173,674	$ 164,389
Net Income (Loss)	$ (88,307)	$ (67,915)	$ (52,551)
Loss Per Share	$ (0.01)	$ (0.01)	$ (0.01)
Total Assets	$ 265,657	$ 17,678	$ 20,543

Summary of Quarterly Results

The following table sets forth selected (unaudited) quarterly financial information for each of the last eight most recently completed quarters:

	QUARTERS ENDED			
	Dec. 31, 2004	**Sept. 30, 2004***	**June 30, 2004**	**March 31, 2004**
Total Revenue	$ 22,292	$ 16,322	$ 31,474	$ 27,360
Gross Profit	$ 15,953	$ 12,265	$ 24,657	$ 18,704
Oper. Expenses	$ 29,602	$ 55,686	$ 28,735	$ 46,380
Gain (Loss)	$ (13,649)	$ (43,603)*	$ (4,078)	$ (27,676)
(Loss) Per Share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Total Assets	$ 244,761	$ 265,657	$ 35,425	$ 40,065
Total Liabilities	$ 55,646	$ 62,893	$ 72,276	$ 55,802
	QUARTERS ENDED			
	Dec. 31, 2003	**Sept. 30, 2003**	**June 30, 2003**	**March 31, 2003**
Total Revenue	$ 27,632	$ 29,321	$ 30,132	$ 28,497
Gross Profit	$ 23,264	$ 17,787	$ 24,165	$ 21,702
Oper. Expenses	$ 36,396	$ 43,365	$ 54,640	$ 38,180
Gain (Loss)	$ (13,132)	$ (25,578)	$ (30,475)	$ (16,478)
(Loss) Per Share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Total Assets	$ 84,691	$ 17,678	$ 35,425	$ 33,751
Total Liabilities	$ 91,502	$ 80,107	$ 72,276	$ 100,127

** The final quarter of the 2004 year recorded a significantly higher net loss due to Other Items accounted for at year end such as impairment provisions for inventory valuation and cost of goods sold adjustments.*

Expenditure Comparison and Variances – Stina Administration Division:
Expenditure Increases: $582 in Accounting, Audit & Legal, mainly as a result of increased legal preparation with respect to the option agreement entered into in January 2005; $3,059 in Office Expenditures, mainly as a result of increased business activities, particularly with respect to preparation of the option agreement entered into in January 2005;
Expenditure Decreases: $1,100 in consulting fees, mainly as a result of reduced contracted time.

Expenditure Comparison and Variances – Northern Seas Division:
Expenditure Increases: $1,234 in Advertising & Promotion, as a result of participation in a trade show and $594 in Office Expenditures, mainly as a result of increased business activities.
Expenditure Decreases: $7,400 in Product & Market Development, due to the completion of a product development program in the previous year; $1,778 in Office Rent, due to a temporary rent reduction; $501 in Shipping, mainly due to lower product sales; $1,566 in Wages and Salaries, mainly as a result of the retirement of a staff member.

Liquidity and Solvency
During the quarter ended December 31, 2004 over the same period in 2003 cash resources increased by $143,495. This was mainly as a result of a non-brokered private placement completed in August 2004, during which $228,000 in working capital was raised.

Capital Resources
The company's liquidity will depend upon it's ability to market Northern Seas products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. Two financings were completed during the prior year, raising a total of $315,000 in working capital.

With respect to a trend of decreasing product sales over the past few years, the company has been exploring other business opportunities. Subsequent to the reporting period the company announced it had signed an option agreement with a private resource exploration and development company, and had applied to the TSX Venture Exchange for a change of business to pursue this opportunity. (see Subsequent Events). If the application and transaction are accepted, the company intends to pursue other profitable opportunities in this industry. The company intends to continue operation of the Northern Seas Products division in the interim, but to review with company directors and officers, the direction and future of Northern Seas Products with respect to its profitability and economic feasibility.
In respect of the audit committee meeting on February 15, 2005 in which the year-end financial summary was reviewed with the company auditors, management has discussed with the directors of the company the need for increased control measures within the company, particularly with respect to transaction bookkeeping. It has been agreed in principle that, if the company is to pursue opportunities in a new line of business, greater control measures with respect to cash transactions and financings in particular will require regular reporting to directors, as well as comparative analysis against budget figures on a regular basis.

Summary of Securities
100,000,000 common shares without par value are authorized, of which 9,249,967 were issued and outstanding at December 31, 2004. 750,000 shares are held in escrow. On April 9/96 the VSE consented to transfer within escrow to Sidney A. Mann.

As of December 31 2004, 500,000 warrants for one common share of stock each at a price of $0.16 were outstanding. These warrants expire on May 16, 2005

No securities were issued during the period ending December 31, 2004, and no options were granted during the period.

c) Related Party Transactions
During the period the Company incurred premises rent in the amount of $3,083 (2003 - $4,816) to a company with common directors. The rent is payable on a month to month tenancy.

Sales commissions included in wages, commissions and contract services expense totalling $6,000 (2003 - $6,000) were paid to a director of the Company for product sales.

The Company incurred consulting fees in the amount of $9,000 (2003 - $9,000) payable to a company owned by an officer for administrative services.

d) Due From (To) Related Parties
As of December 31, 2004, $9,878 was owed to the company by a private company controlled by a common director.

As of December 31, 2004, $12,160 was owed to a private company controlled by an officer of the company and $1,222 was owed to an officer of the company.

3. EXPLORATION, NEWS RELEASES & MATERIAL CHANGE REPORTS

(See Subsequent Events below – section 4)

4. SUBSEQUENT EVENTS

Subsequent to year-end December 31, 2004, on January 21 2005, the company requested the TSX Venture Exchange halt trading of the company shares pending an announcement.

On January 27, 2005 the company entered into an option agreement with Vanadium International Corp. (see news release dated January 27, 2005) to acquire 100% of the rights to 19 mining claims covering 392.6 acres, located in Nye county, Nevada, USA. The property is subject to a 2.5-per-cent net smelter royalty to Dennis LaPrairie. Vanadium has held the claims since 1993. Pursuant to the agreement, the company will, upon TSX Venture Exchange approval to exercise the option, pay to Vanadium International Co. $250,000 and issue 2,500,000 shares, and incur $700,000 of exploration work on the property over a three-year period, as follows:

Upon TSX approval, pay $60,000 cash to Vanadium International Co.

In respect of phase I, the company will carry out the following:
i) Pay $90,000 cash to Vanadium International Co.;
ii) Allot and issue to Vanadium. 1.25 million common shares of the company;
iii) Incur and finance expenditures on the property of not less than $150,000.

In respect of phase II, the company will carry out the following:
i) Pay $100,000 cash to Vanadium;
ii) Allot and issue to Vanadium 1.25 million common shares; and
iii) Incur and finance expenditures of not less than $350,000.

In conjunction with this transaction the company has filed with the TSX Venture Exchange a Change of Business, and a filing statement will be submitted by company attorneys. To date the TSX Venture Exchange is still reviewing the transaction and no comments have yet been received.

In addition, on January 27, 2005 the company concurrently proposed a non-brokered financing of 300,000 shares at an offering price of $0.50 cents per share. To date this private placement has not been completed, and no regulatory comments have been received.

5. OTHER

Additional information relating to the Company's operations and activities can be found by accessing the Company's Annual Information Form filed February 15, 2005, as well as news releases and reports filed on SEDAR at www.sedar.com.

This management discussion may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially form the expected results.

STINA RESOURCES LTD. CORPORATE INFORMATION

Head Office
Ste 13 – 465 King Street East
Toronto, ON M5A 1L6
Contact: Edward Gresko
Tel: (416) 368-2271
Fax: (416) 368-2635
E-Mail: info@northern-seas.com
Website: www.northern-seas.com

Directors and Officers
Edward Gresko, President/Director
Sidney Mann, Treasurer/Director
Robert Cuffney, Director
George Weinstein, Secretary/ Director
Jim Wall, General Manager

Registrar and Transfer Agent
Pacific Corporate Trust Company
625 Howe Street, 10th Floor
Vancouver, BC V6C 3B8

Solicitors
Fang & Associates
Ste 1925 - 700 W. Georgia St.
Vancouver, B.C. V7Y 1A1

Auditors
Dale, Matheson, Carr-Hilton, Labonte, CA's
#1700 – 1140 W. Pender Street
Vancouver, B.C.V6E 4G1

Listing
TSX Venture Exchange
Symbol: SQA
12g3-2(b): 82-2062

Stina Resources Ltd.


SEC MAIL PROCESSING
RECEIVED
MAR 2 4 2005
WASH. D.C.
202
SECTION

Ste 13 – 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271
Fax (416) 368-2635

March 2, 2004

TSXV – "SQA"
12g3-2(b): 82-2062
Shares Issued: 7,319,967
March 2, 2003 close: $ 0.33

"NEWS RELEASE"

FINANCING ARRANGED FOR WORKING CAPITAL

The Company has arranged a non-brokered financing of 600,000 shares at an offering price of $0.25 per share. The Offering is subject to regulatory approvals. The proceeds from the financing will be used for the initial payment of $50,000 payment to Steep Hollow resources as per the option agreement signed on March 1, 2004, and for stage one exploration expenditures on the Zeibright property acquired in an agreement with Steep Hollow Resources on March 1, 2004 (see previous news release).

ON BEHALF OF THE BOARD OF DIRECTORS

"JIM WALL"

Jim Wall,
Secretary

Stina Resources Ltd.


SEC MAIL
RECEIVED
PROCESSING
MAR 2 4 2005
WASH., D.C.
202
SECTION

Ste 13 – 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271
Fax (416) 368-2635

March 3, 2004

TSXV – "SQA"
12g3-2(b): 82-2062
Shares Issued: 7,319,967
March 3, 2003 close: $0.20

"NEWS RELEASE"

FINANCING ARRANGED FOR PROPERTY AGREEMENT AND EXPLORATION EXPENDITURES

The Company has arranged a non-brokered financing of 1,500,000 units at an offering price of $0.15 per unit, with each unit consisting of one share and one warrant having a two-year term for the purchase of one further common share of the company at the exercise price of $0.20 cents per share.

The Offering is subject to regulatory approvals. The proceeds from the financing will be used for the initial payment of $50,000 payment to Steep Hollow resources as per the option agreement signed on March 1, 2004, and the balance for stage one exploration expenditures on the Zeibright property acquired in an agreement with Steep Hollow Resources on March 1, 2004 (see previous news release).

STINA RESOURCES LTD.

"JIM WALL"

Jim Wall,
Secretary

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Stina Resources Ltd (C-SQA) - Halt Trading

Stina Resources halted at 11:44 a.m. PT

2004-04-14 14:47 ET - Halt Trading
Shares issued 7,669,967
SQA Close 2004-03-22 C$ 0.34

Trading was halted at 11:44 a.m. PT on April 14, 2004, pending review of the change of business announced March 1, 2004.

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Stina Resources Ltd (C-SQA) - Halt Trading

Stina Resources remains halted

2004-05-04 18:55 ET - Halt Trading
Shares issued 7,669,967
SQA Close 2004-03-22 C$ 0.34

Further to the TSX Venture Exchange bulletin dated April 14, 2004, effective at 9:23 a.m. PT, May 4, 2004, trading in the shares of the company will remain halted pending receipt and review of acceptable documentation regarding a change of business.

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Stina Resources Ltd (C-SQA) - News Release

Stina rescinds option deal with Steephollow

2004-06-04 13:49 ET - News Release
Shares issued 8,169,967
SQA Close 2004-03-22 C$ 0.34

Mr. Jim Wall reports

STINA AND STEEPHOLLOW RESCIND OPTION AGREEMENT

Stina Resources Ltd. has rescinded its option agreement with Steephollow Resources, announced in Stockwatch on March 1, 2004, for a 70-per-cent beneficial interest in seven lode mining claims (Ziebright property) located in sections 28, 27 and 21 in T17N and R11E, Nevada county, California.

Steephollow intends to continue exploring this property further and has granted Stina a "first right of refusal" to enter into another option agreement for the property.

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Stina Resources Ltd (C-SQA) - Resume Trading

Stina to resume June 7; business change terminated

2004-06-04 16:26 ET - **Resume Trading**
Shares issued 8,169,967
SQA Close 2004-03-22 C$ 0.34

Further to the TSX Venture Exchange bulletin dated May 4, 2004, Stina Resources Ltd.'s proposed change of business has been terminated.

Effective at 7:30 a.m. (Pacific Time) June 7, 2004, trading in the shares of the company will resume.

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Stina Resources Ltd (C-SQA) - Halt Trading

Stina Resources halted at the open

2004-06-07 09:04 ET - Halt Trading
Shares issued 8,169,967
SQA Close 2004-03-22 C$ 0.34

Stina Resources Ltd. has been halted effective at the open, June 7, 2004.

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Stina Resources Ltd (C-SQA) - Resume Trading

Stina resuming at 9:10 a.m. PT

2004-06-07 12:21 ET - Resume Trading
Shares issued 8,169,967
SQA Close 2004-03-22 C$ 0.34

Stina Resources Ltd. is resuming effective at 9:10 a.m. Pacific Time.

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Stina Resources Ltd (C-SQA) - News Release

Stina Resources proposes $228,000 private placement

2004-06-18 16:59 ET - **News Release**
Shares issued 8,169,967
SQA Close 2004-06-17 C$ 0.26

Mr. Jim Wall reports

FINANCING PROPOSED FOR WORKING CAPITAL

Stina Resources Ltd. has proposed a non-brokered financing of 1.2 million units at an offering price of 19 cents per unit, with each unit consisting of one share and one warrant having a two-year term for the purchase of one further common share of the company at the exercise price of 26 cents per share. The shares would be subject to a four-month hold period.

The offering is subject to regulatory approvals. The proceeds from the financing would be used as working capital.

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Stina Resources Ltd (C-SQA) - Private Placement

Stina Resources 1.2-million-share private placement

2004-08-11 16:32 ET - Private Placement
Shares issued 8,169,967
SQA Close 2004-08-09 C$ 0.30

The TSX Venture Exchange has accepted for filing documentation with respect to a non-brokered private placement announced June 18, 2004.

Shares: 1.2 million

Purchase price: 19 cents

Warrants: 1.2 million share purchase warrants to purchase 1.2 million shares

Warrant exercise price: 26 cents for a two-year period

Placees: three

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Stina Resources Ltd (C-SQA) - Halt Trading

Stina Resources halted at 10:29 a.m. PT

2005-01-21 13:31 ET - Halt Trading
Shares issued 9,749,967
SQA Close 2005-01-07 C$ 0.35

Stina Resources Ltd. was halted at 10:29 a.m. PT on Jan. 21, 2005, at the request of the company, pending an announcement.


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Ltd (C-SQA) - News Release

Stina Res... to acquire 19 claims in Bisoni-McKay

Stina ... - News Release
9,967
-01-07 C$ 0.35
2005
S. Gresko reports

ARRANGES CLAIM OPTION AND PROPOSES $150,000 FINANCING

Resources Ltd. has entered into an option agreement with Vanadium International Corp. (VIC), a private company registered in Reno, Nev., pursuant to which VIC has agreed to grant the company an option to acquire a 100-per-cent interest . 19 mining claims covering 392.6 acres, located in Township 14N, Range 52 E, sections 17, 18, 19 and 20, of the Bisoni-McKay vanadium property, Nye county, Nevada, subject to a 2.5-per-cent net smelter royalty to Dennis LaPrairie. VIC has held the claims since 1993.

Pursuant to the agreement, the company will, upon TSX Venture Exchange approval, pay $60,000 cash to VIC. In respect of phase I, the company will carry out the following:

1. pay $90,000 cash to VIC;
2. allot and issue to VIC 1.25 million common shares of the company; and
3. incur and finance expenditures on the property of not less than $150,000.

In respect of phase II, the company will carry out the following:

1. pay $100,000 cash to VIC;
2. allot and issue to VIC 1.25 million common shares; and
3. incur and finance expenditures of not less than $350,000.

In addition, the company proposes a non-brokered financing of 300,000 shares at an offering price of 50 cents per sh

The offering is subject to regulatory approvals. The proceeds from the financing will be used for the initial paymen $60,000 to VIC as per the option agreement signed on Jan. 21, 2005, and the balance for part of the phase I explor expenditures on the Bisoni McKay property acquired under the agreement.

VIC engaged the services of JAMine Inc., an independent company providing geological and engineering servic Lakewood, Colo., to carry out an exploration program of surface sampling and drilling of two reverse circulatio October and November, 2004. VIC and Stina directed JAMine to prepare a technical report on the Bisoni McK incorporating data from the 2004 program and previous exploration activities.

Geology and mineralization

Vanadiferous mineralization occurring in a series of black shales, siliceous mudstones, siltstones and cherts identified along a strike length of approximately 8,000 feet with widths up to 95 feet. The Bisoni McKay str between 75 and 85 degrees to the east.

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Stina Resources Ltd (C-SQA) - News Release

Stina Resources to acquire 19 claims in Bisoni-McKay

2005-01-27 14:56 ET - News Release
Shares issued 9,249,967
SQA Close 2005-01-07 C$ 0.35

Mr. Edward Gresko reports

STINA ARRANGES CLAIM OPTION AND PROPOSES $150,000 FINANCING

Stina Resources Ltd. has entered into an option agreement with Vanadium International Corp. (VIC), a private company registered in Reno, Nev., pursuant to which VIC has agreed to grant the company an option to acquire a 100-per-cent interest in 19 mining claims covering 392.6 acres, located in Township 14N, Range 52 E, sections 17, 18, 19 and 20, of the Bisoni-McKay vanadium property, Nye county, Nevada, subject to a 2.5-per-cent net smelter royalty to Dennis LaPrairie. VIC has held the claims since 1993.

Pursuant to the agreement, the company will, upon TSX Venture Exchange approval, pay $60,000 cash to VIC. In respect of phase I, the company will carry out the following:

1. pay $90,000 cash to VIC;
2. allot and issue to VIC 1.25 million common shares of the company; and
3. incur and finance expenditures on the property of not less than $150,000.

In respect of phase II, the company will carry out the following:

1. pay $100,000 cash to VIC;
2. allot and issue to VIC 1.25 million common shares; and
3. incur and finance expenditures of not less than $350,000.

In addition, the company proposes a non-brokered financing of 300,000 shares at an offering price of 50 cents per share.

The offering is subject to regulatory approvals. The proceeds from the financing will be used for the initial payment of $60,000 to VIC as per the option agreement signed on Jan. 21, 2005, and the balance for part of the phase I exploration expenditures on the Bisoni McKay property acquired under the agreement.

VIC engaged the services of JAMine Inc., an independent company providing geological and engineering services based in Lakewood, Colo., to carry out an exploration program of surface sampling and drilling of two reverse circulation holes in October and November, 2004. VIC and Stina directed JAMine to prepare a technical report on the Bisoni McKay property incorporating data from the 2004 program and previous exploration activities.

Geology and mineralization

Vanadiferous mineralization occurring in a series of black shales, siliceous mudstones, siltstones and cherts has been identified along a strike length of approximately 8,000 feet with widths up to 95 feet. The Bisoni McKay structure dips between 75 and 85 degrees to the east.

The shales lie east of and overlie a thick limestone unit. The oxidized shales range in colour from grey in to tan in colour and become increasingly darker with depth. The darker grey-to-black, unoxidized shales are believed to the source of the vanadium.

In the oxidized and transition zones the vanadium mineralization occurs as complex red, green and yellow vanadium oxides. The form of the mineralization below the limit of oxidation is not known.

Two thousand four exploration

Drill hole RC-04-01 intercepted unoxidized, kerogen-rich shale. The second drill hole, RC-04-02, penetrated either oxidized or transition zone lithologies, and all sampled trenches, with few exceptions, exposed oxidized or transition zone assemblages.

Results from RC-04-01 and RC-04-02 are summarized in table A, showing vanadium as parts per million, vanadium pentoxide (V2O5) as per cent and pounds per short (2,000 pounds) ton. Two significant vanadiferous intervals were intercepted in RC-04-01.

Table A

BISONI MCKAY VANADIUM DEPOSIT
Drill holes RC-04-01 and RC-04-02

Hole	From ft	To ft	Inter-val ft	True width ft	V ppm	V2O5 %	V2O5 lb/st
RC-04-01	10	60	50	37	1,874	0.67	13.4
	60	90	30	22	299	0.11	2.2
	90	220	130	95	22	0.01	0.2
	220	235	35	26	315	0.11	2.2
	235	285	55	40	1,538	0.55	11.0
RC-04-02	0	245	245		308	0.04	0.89
	245	295	55	40	112	0.02	0.32

RC-04-2 may have followed down a particular layer in the stratigraphy rather than cutting any significant amount of stratigraphic section. The results indicate that it was drilled east of the mineralized zone or within a low-grade interval within the mineralized zone.

Two thousand four trench sampling

The 27 sets of data from the trench sampling show a weighted average width of 62 feet (true width plus or minus 58 feet) and a grade of 0.19 per cent V2O5. The trenches extend over a strike length of approximately 6,000 feet.

Table B

BISONI MCKAY VANADIUM PROPERTY
TRENCH SAMPLING

Trench No.	From ft	To ft	Inter-val ft	V2O5 %	Comment
AS50C	0	95	95	0.40	Open either end
1	0	85	85	0.11	Open either end
2	0	125	125	0.09	Open either end
3	5	45	40	0.15	Open to east
4	5	70	65	0.10	Open either end
6	0	50	50	0.27	Open to east
7	30	95	65	0.33	Open to east

8	40	55	15	0.22	Open either end
Dump	0	5	5	0.07	Open either end
Shaft dumps	0	30	30	0.19	Open either end
9	0	75	75	0.16	Open to west
Dump	0	5	5	0.07	Open either end
10	0	90	90	0.17	Open either end
11	60	105	45	0.18	Open to east
14	25	160	135	0.16	Open to east
15	65	155	90	0.24	Open to east
18	50	145	95	0.19	Open to east
19	40	125	85	0.16	Open to east
20	0	5	5	0.17	Open either end
21	0	95	95	0.21	Open either end
22	0	20	20	0.13	Open either end
23	20	55	35	0.21	Open to west
24	0	95	95	0.24	Open to east
25	25	65	40	0.18	Open to east
Aver-age			62	0.19	

Prior exploration

The most significant prior exploration was that carried out in the 1970s by Hecla Mining Company which drilled 19 reverse circulation holes over a strike length of approximately 6,000 feet and, based on the results from that drilling, estimated reserves of 6.1 million short tons at a grade of 0.39 per cent V2O5. Hole spacings varied from 300 feet to 1,600 feet with emphasis on the northern and southern ends. Given Hecla's status as a reputable public mining company, it is considered reasonable to assume that the reserve estimate quoted above conformed to in-house and industry standards pertaining at the time.

The estimate does not conform to the requirements of National Instrument 43-101 for classification as mineral resources or mineral reserves. Hecla's data, combined with that from the 2004 exploration work, are insufficient to enable preparation of an estimate of mineral resources. It is, however, considered reasonable to take heed of Hecla's drilling data and estimate in determining an exploration target for the property.

Exploration target and future work

The technical report on the Bisoni McKay property, based on the assessment of all available data, states that a reasonable target for future exploration is between four million and six million short tons at 0.19 per cent to 0.39 per cent V2O5 to between 150 feet and 200 feet below surface. This target is based on sampling and drilling over a confirmed strike length of 6,000 feet, a width of 58 feet based on the surface sampling and analytical data from drill intercepts, and a conservative vertical extent. The lower grade in the range is taken from the surface sampling and the upper from Hecla's work.

The technical report recommends further exploration with core drilling of three fences of three holes, to intercept vanadium mineralization at 100 feet, 200 feet and 300 feet below surface, and provide samples for metallurgical testing on oxidized, transition and fresh rock.

The tonnages and grades nominated as the exploration target are conceptual in nature and, as stated beforehand, at present there are insufficient data to define mineral resources on the property. It is uncertain whether or not results from further exploration will enable definition of mineral resources.

A.R. Turner, BSc, MSc, certified professional geologist and senior associate of JAMine, and JAA James, BSc (mining engineering), and president of JAMine, are the designated qualified persons and were responsible for the verification and quality assurance of VIC's 2004 exploration program and the subsequent technical report.

We seek Safe Harbor.

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Stina Resources Ltd (C-SQA) - Halt Trading

Stina Resources remains halted

2005-01-28 16:48 ET - Halt Trading
Shares issued 9,249,967
SQA Close 2005-01-07 C$ 0.35

Further to the TSX Venture Exchange bulletin dated Jan. 21, 2005, effective at 6:09 a.m. PST, Jan. 28, 2005, trading in the shares of the company will remain halted pending receipt and review of acceptable documentation regarding a change of business.



STINA RESOURCES LTD.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of STINA RESOURCES LTD. (the "Company") will be held on March 22, 2005 at Suite 1925 - 700 West Georgia Street, Vancouver, British Columbia at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the period(s) ending September 30, 2004 together with the auditor's report thereon.

3. To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.

4. To elect directors to hold office until the next Annual General Meeting.

5. To approve the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange.

6. To authorize:

   (a) any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options;

   (b) the grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares;

   (c) the reservation for issuance, under stock options granted to insiders, shares exceeding 10% of the number of issued shares;

   (d) the issuance of a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).

7. To consider and, if thought fit, approve a special resolution that:

   (a) the Notice of Articles of the Company, once filed, be altered to:

      (i) remove the application of the "Pre-Existing Company Provisions" (as defined in the information circular attached hereto) ; and

      (ii) change the authorized capital to an unlimited number of common shares without par value;

   (b) once this resolution has been adopted and deposited at the Company's records office, that a

Notice of Alteration of the Notice of Articles be filed with the Registrar of Companies;

(c) any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as in the opinion of the Board of Directors is necessary or desirable to implement this special resolution, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment, the Board of Directors may make modifications hereto in accordance with the policies of the TSX Venture Exchange and the Board of Directors of the Company, may in their sole discretion and without further approval from the shareholders, revoke this special resolution or postpone the implementation of this special resolution."

8. To consider and, if thought fit, approve a special resolution that:

(a) the Articles of the Company be altered by deleting and canceling its existing Articles and creating and adopting articles which contain updated provisions based on the Business Corporations Act (British Columbia);

(b) any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as in the opinion of the Board of Directors is necessary or desirable to implement this special resolution, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment, the Board of Directors may make modifications hereto in accordance with the policies of the TSX Venture Exchange and the Board of Directors of the Company, may in their sole discretion and without further approval from the shareholders, revoke this special resolution or postpone the implementation of this special resolution.

9. To consider and, if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

10. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, then complete, sign and date the enclosed Proxy and deposit same in the enclosed return envelope provided for that purpose together with the power of attorney or other authority, if any, under which it was signed within the time and to the location set out in the instructions in the enclosed form of Proxy and Information Circular.

DATED at Vancouver, British Columbia, this 15th day of February, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF STINA RESOURCES LTD.

s/s "Edward Gresko"

Per: ____________

Edward Gresko, Director

STINA RESOURCES LTD.
PROXY

FOR THE ANNUAL GENERAL MEETING
TO BE HELD ON MARCH 22, 2005.

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF THE COMPANY.

The undersigned shareholder of STINA RESOURCES LTD. (the "Company") hereby appoints Edward Gresko, a director of the Company, or failing him Jim Wall, a director of the Company, or instead of the foregoing ______________ as proxyholder to attend the Annual General Meeting of the Company to be held on March 22, 2005 at Suite 1925 - 700 West Georgia Street, Vancouver, British Columbia at the hour of 10:00 a.m. (Vancouver time) and at any adjournment thereof and to vote the shares in the capital of the Company held by the undersigned with respect to the matters set forth below:

RESOLUTIONS

1. Appointment of Dale, Matheson, Carr-Hilton, Chartered Accountants of Vancouver, British Columbia, as auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditor.

   VOTE FOR ___ WITHHOLD ___

2. Fixing the number of directors at 4.

   VOTE FOR ___ AGAINST ___

3. Election of the following persons to the board of directors of the Company.

Edward Gresko	VOTE FOR ___	WITHHOLD___
George Weinstein	VOTE FOR ___	WITHHOLD___
Sidney A. Mann	VOTE FOR ___	WITHHOLD___
Robert Cuffney	VOTE FOR ___	WITHHOLD___

4. Approval of the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange.

   VOTE FOR ___ AGAINST ___

5. Authorize:

   (a) any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options;

   (b) the grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares;

   (c) the reservation for issuance, under stock options granted to insiders, shares exceeding 10% of the number of issued shares;

(d) the issuance of a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).

VOTE FOR __ AGAINST __

6. Approval of a special resolution authorizing that:

(a) the Notice of Articles, once filed, be altered to:

(i) remove the application of the "Pre-Existing Company Provisions" (as defined in the information circular attached hereto) ; and

(ii) change the authorized capital to an unlimited number of common shares without par value;

(b) once this resolution has been adopted and deposited at the Company's records office, that a Notice of Alteration of the Notice of Articles be filed with the Registrar of Companies;

(c) any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as in the opinion of the Board of Directors is necessary or desirable to implement this special resolution, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment, the Board of Directors may make modifications hereto in accordance with the policies of the TSX Venture Exchange and the Board of Directors of the Company, may in their sole discretion and without further approval from the shareholders, revoke this special resolution or postpone the implementation of this special resolution.

VOTE FOR __ AGAINST __

7. Approval of a special resolution authorizing that:

(a) the Articles of the Company be altered by deleting and cancelling its existing Articles and creating and adopting articles which contain updated provisions based on the Business Corporations Act (British Columbia);

(b) any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as in the opinion of the Board of Directors is necessary or desirable to implement this special resolution, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment, the Board of Directors may make modifications hereto in accordance with the policies of the TSX Venture Exchange and the Board of Directors of the Company, may in their sole discretion and without further approval from the shareholders, revoke this special resolution or postpone the implementation of this special resolution.

VOTE FOR __ AGAINST __

VOTE FOR __ AGAINST __

8. Approval of an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

VOTE FOR __ AGAINST __

9. Approve such other business as may properly come before the meeting as the proxyholder, in his sole discretion, may see fit.

VOTE FOR __ AGAINST __

The shares represented by this proxy may be voted on the above items by marking an "X" in the space provided for that purpose.

THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN. DATED and SIGNED this ___ day of ________, 2005.
SIGN HERE: _______________
Name and Address: _____________________________________
Number of Shares: _______________
THIS PROXY IS NOT VALID UNLESS IT IS SIGNED AND DATED.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON ANY POLL REQUESTED BY A SHAREHOLDER OR PROXYHOLDER (PROVIDED THE INSTRUCTIONS ARE CERTAIN) OR REQUIRED BY VIRTUE OF 5% OR MORE OF THE OUTSTANDING SHARES OF THE COMPANY BEING REPRESENTED BY PROXIES AT THE MEETING THAT ARE TO BE VOTED AGAINST A MATTER. IF THE SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO ANY OF THE ITEMS HEREIN BY MARKING AN "X" IN THE SPACE PROVIDED FOR THAT PURPOSE, THE SHARES WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THAT CHOICE. IF NO CHOICE IS SPECIFIED, THE PROXYHOLDER, IF ONE PROPOSED BY THE MANAGEMENT, INTENDS TO VOTE THE SHARES AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.

2. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY. If a shareholder has submitted a Proxy, the shareholder may still attend the Meeting and may vote in person by registering his or her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

3. This Proxy will not be valid unless it is dated and signed by the shareholder, by his attorney authorized in writing or by the intermediary. In the case of a corporation, this Proxy must be signed under its corporate seal or signed by a duly authorized officer or attorney of the company and the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany this Proxy.

4. *To be effective, the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof must be deposited with the Company's Registrar and* Transfer Agent, PACIFIC CORPORATE TRUST COMPANY, 10TH FLOOR HOWE STREET, VANCOUVER, B.C., V6C 3B8, at least 48 hours before the time of the meeting (excluding Saturdays, Sundays and Holidays), or with the Chairman of the Meeting prior to commencement of the meeting.

5. This proxy is solicited by the Management of the Company.

Your name and address are shown as registered - please notify the Company of any change in your address.

STINA RESOURCES LTD.

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT February 15, 2005.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the Management of the Company for use at the Annual General Meeting (the "Meeting") of the shareholders of STINA RESOURCES LTD. (the "Company") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required unless the motion requires a special resolution in which case a majority of 75% will be required.

The persons named in the accompanying Proxy are representatives of the Company. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

Only those shareholders or intermediaries as of the date of the Meeting shall be entitled to vote at the Meeting or any adjournment thereof. A shareholder or intermediary may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy.

If the shareholder or intermediary wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. IN SUCH INSTANCE, THE NOMINEE, IF ONE IS PROPOSED BY THE MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular the Management of the Company was not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the Management

should properly come before the meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and the Proxy must be accompanied by the minutes of a meeting of the directors or the resolutions of the directors of that corporation appointing such person as the duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY AND OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, 10TH FLOOR HOWE STREET, VANCOUVER, B.C., V6C 3B8 AT LEAST 48 HOURS, (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

REVOCATION OF PROXIES

A shareholder or intermediary who has given a Proxy has the power to revoke it. Revocations can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 1925 - 700 West Georgia Street, Vancouver, British Columbia, V7Y 1A1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Directors or Senior Officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors, and the matters set out under the heading "Particulars of Other Matters to be Acted On".

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. 9,249,967 common shares of the Company are presently issued and outstanding.

To the knowledge of the Directors and Senior Officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

Name	Number of Shares	Percentage of Outstanding Shares
Sydney Mann	750,000 (escrow)	10%
CDS & CO. (NCI)*	2,889,120	10%
CEDE & Co.*	1,411,186	10%

*the beneficial holders of shares of this company are unknown to the directors and officers of the Company.

ELECTION OF DIRECTORS

The Management proposes to nominate the persons named in the following table for election as Directors of the Company. Each Director elected will hold office until the next Annual General Meeting at which time he may be re-elected or his successor may be elected, or unless his office is earlier vacated in accordance with the Articles of the Company, or he becomes disqualified to act as a Director.
The Management proposes to fix the number of directors of the Company at 4 and proposes to nominate each of the following persons for election as directors. The following information concerning the nominees is furnished by each individual nominee.

Name, Position and	Principal Occupation or Employment	Period a Director of the Company	Shares Beneficially Owned
Edward Gresko President and Director	Salesman	Since April 8, 1993	600 common shares
Sidney A. Mann Director	Businessman	Since January 22, 1996	750,000 (escrow) 740,000 (indirectly) common shares
George Weinstein Director	Businessman	Since June 20, 2002	Nil
Robert Cuffney Director	Geologist	Since January 27, 2004	Nil

The foregoing table provides the approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof.

All of the persons named above are residents of Canada, except for Sidney A. Mann. Details of remuneration paid to the Company's executive officers are set out under the heading "Remuneration of the Management and Executive Compensation" below.

The Company's audit committee consists of Edward Gresko, George Weinstein and Sidney A. Mann.

REMUNERATION OF THE MANAGEMENT AND EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted/ SARS (#)	Shares or Units subject to resale restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)[1]
Edward Gresko	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
"	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
"	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The above-named executive officer(s) was/were not employed by the Company or any subsidiary of the Company.

OPTION/SAR GRANTS DURING THE
MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARS Granted (# common shares)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Edward Gresko	Nil	Nil	Nil	Nil	Nil

AGGREGATE OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at FY-End ($) Exercisable/ Unexercisable
Edward Gresko	Nil	Nil	Nil	Nil

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	1,533,993	NA	1,533,993
Equity compensation plans *not* approved by securityholders	Nil	Nil	Nil
Total	1,533,993	NA	1,533,993

There are no employment contracts between either the Company or its subsidiaries and the above-named executive officers other than disclosed herein or in the financial statements attached hereto.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $150,000.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Directors' Stock Options. There has been no other arrangement pursuant to which Directors

were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements attached hereto.

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

The Company has no pension plan.

INTEREST OF THE MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein and the financial statements attached hereto.

APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Dale, Matheson, Carr-Hilton, Chartered Accountants of Vancouver, British Columbia, as Auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

AUDIT COMMITTEE

Audit Fees

The aggregate fees billed by the Issuer's external auditor in each of the last two fiscal years for audit fees are as follows: For the year ended September 30, 2004, the aggregate audit fees were $13,000.00; for the year ended September 30, 2003, the aggregate audit fees were $9,000.00.

Tax Fees

For the 2003 fiscal year, the Issuer paid $2,500.00 CAD for professional services rendered by the Issuer's external auditor for tax compliance, tax advice and tax planning.

The audit committee's mandate and charter can be described as follows:

1. Each member of the Audit Committee shall be a member of the board of directors, in good standing, and shall comprise a majority of independent directors.

2. At least one member of the Audit Committee shall be financially literate.

3. Review the Committee's charter annually, reassess the adequacy of this charter, and recommend any proposed changes to the board of directors. Consider changes that are necessary as a result of new laws or regulations.

4. The Audit Committee shall meet at least four times per year, and each time the Company proposes to

issue a press release with its quarterly or annual earnings information. These meetings may be combined with regularly scheduled meetings, or more frequently as circumstances may require. The Audit Committee may ask members of the Management or others to attend the meetings and provide pertinent information as necessary.

5. Conduct executive sessions with the outside auditors, outside counsel, and anyone else as desired by the committee.

6. The Audit Committee shall be authorized to hire outside counsel or other consultants as necessary (this may take place any time during the year).

7. Appoint the independent auditors to be engaged by the Company, establish the audit fees of the independent auditors, pre-approve any non-audit services provided by the independent auditors, including tax services, before the services are rendered. Review and evaluate the performance of the independent auditors and review the full board of directors any proposed discharge of the independent auditors.

8. Review with the Management the policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent auditor.

9. Consider, with the Management, the rationale for employing audit firms rather than the principal independent auditors.

10. Inquire of the Management and the independent auditors about significant risks or exposures facing the Company; assess the steps the Management has taken or proposes to take to minimize such risks to the Company; and periodically review compliance with such steps.

11. Review with the independent auditor, the audit scope and plan of the independent auditors. Address the coordination of the audit efforts to assure the completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

12. Inquire regarding the "quality of earnings" of the Company from a subjective as well as an objective standpoint.

13. Review with the independent accountants: (a) the adequacy of the Company's internal controls including computerized information systems controls and security; and (b) any related significant findings and recommendations of the independent auditors together with the Management's responses thereto.

14. Review with the Management and the independent auditor the effect of any regulatory and accounting initiatives, as well as off-balance-sheet structures, if any.

15. Review with the Management, the independent auditors, the interim annual financial report before it is filed with the regulatory authorities.

16. Review with each public accounting firm that performs an audit: (a) all critical accounting policies and practices used by the Company; and (b) all alternative treatments of financial information within

generally accepted accounting principles that have been discussed with the the Management of the Company, the ramifications of each alternative and the treatment preferred by the Company.

17. Review all material written communications between the independent auditors and the Management, such as any the Management letter or schedule of unadjusted differences.

18. Review with the Management and the independent auditors: (a) the Company's annual financial statements and related footnotes; (b) the independent auditors' audit of the financial statements and their report thereon; (c) the independent auditor's judgments about the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting; (d) any significant changes required in the independent auditors' audit plan; and (e) any serious difficulties or disputes with the Management encountered during the audit.

19. Periodically review the Company's code of conduct to ensure that it is adequate and up-to-date.

20. Review the procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters that may be submitted by any party internal or external to the organization. Review any complaints that might have been received, current status, and resolution if one has been reached.

21. Review procedures for the confidential, anonymous submission by employees of the organization of concerns regarding questionable accounting or auditing matters. Review any submissions that have been received, the current status, and resolution if one has been reached.

22. The Audit Committee will perform such other functions as assigned by law, the Company's charter or bylaws, or the board of directors.

23. The Audit Committee will evaluate the independent auditors.

MANAGEMENT CONTRACTS

There are no other management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof. Refer to the heading "Remuneration of the Management and Executive Compensation" for further details with respect to management contracts.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

1. Stock Option Plan and Incentive Stock Options

The Management has recommended that the Company adopt the Stock Option Plan containing among other things, provisions consistent with the current policies of the TSX Venture Exchange. At the Meeting, shareholders will be asked to approve the Stock Option Plan. The Stock Option Plan is also subject to Exchange approval.

Under the Stock Option Plan, the Board of Directors may grant up to 10% of the issued number of shares outstanding as at the date of the stock option grant. On this basis, the Stock Option Plan shall be operated as a "Rolling Plan". Provided that disinterested shareholder approval has been obtained, it shall be permissible

under the Rolling Plan to grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares (the "Additional Options").

By approving the Stock Option Plan, shareholders will have granted the Board of Directors authority to convert the Stock Option Plan from a Rolling Plan to a Fixed Plan and to make any other changes which are necessary to obtain regulatory approval.

In the Fixed Plan:

a. the number of common shares reserved under the Fixed Plan shall equal 1,849,993.40 determined as 20% of the number of shares outstanding as of the date of this Circular.

b. the Additional Options shall be deemed to have been approved for the Fixed Plan and provided that disinterested shareholder approval has been obtained, it shall be permissible for the Company to:

   (i) reserve for issuance, under stock options granted to insiders, shares exceeding 10% of the number of issued shares;

   (ii) issue a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange),

c. the common shares issued upon exercise of options granted subsequent to the date of conversion of the Plan to the Fixed Plan shall be subject to the following vesting provisions:

   i. 15% of the options granted under the Fixed Plan will vest upon approval by the TSX Venture Exchange;
   ii. 15% of the options granted under the Fixed Plan will vest every 3 months following approval by the TSX Venture Exchange for a period of 18 months; and
   iii. 10% of the options granted under the Fixed Plan will vest at the end of the 18 month period.

Whether granted under the Rolling Plan or Fixed Plan:

a. the maximum term of any option will be five years from the date of grant or such lesser period as determined by the Board of Directors; and

b. any amendment to the Stock Option Plan will also be subject to the approval of the Exchange.

The Exchange's policies require that where the Company decreases the exercise price of options previously granted to the Company's Insiders, the Company's disinterested shareholders must approve such amendments. The Insiders to whom common shares may be issued under the Stock Option Plan and their associates must abstain from voting on the Stock Option Plan.

A copy of the Stock Option Plan will be available for inspection at the Meeting. The directors believe that the Stock Option Plan is in the Company's best interests and recommend that the shareholders approve the Stock Option Plan.

2. Alteration of Notice of Articles and Articles

The Company was incorporated under the BC Company Act (the "Old Act"); which was originally enacted in 1973. The Old Act has now been replaced by the BC Business Corporations Act (the "New Act"). The New Act has made numerous changes to modernize company law in BC and provide companies with greater ability to deal with issues in a more flexible and timely manner. The New Act requires all companies incorporated under the Old Act to complete a "transition rollover". This essentially involves moving content from the company's old "Memorandum" (which is now discontinued) to the company's Articles, and making choices as to how the company will use newly introduced provisions or alternatives under the New Act. In addition, the New Act codifies many provisions which companies formerly included in their Articles. This provides an opportunity to eliminate a large number of provisions from the Articles. As a result of these changes, the Company proposes to address a number of New Act related matters and adopt a new set of Articles. These matters are outlined below.

The Company, by approval of the Board of Directors, will take or has taken steps to bring its charter documents into conformity with the New Act and to that end will file or has filed its Notice of Articles, which replaces the Company's "Memorandum", with the Registrar of Companies (British Columbia). The Notice of Articles contains basic information of the Company including, the corporate name, the particulars of the directors and the authorized capital of the Company. This is the first step under the mandatory transition to the New Act.

Deletion of Pre-Existing Company Provisions and Proposed Alteration of Authorized Capital

As a "pre-existing company" (i.e. one originally formed under the Old Act), the New Act automatically subjects the Company to the pre-existing company provisions" set out in Table 3 of the Business Corporation Regulation (the PCPs) as though they were part of the Company's Articles. Essentially, the PCPs are a list of "default" choices as to how a company will deal with newly introduced provisions or alternatives under the New Act. Alternatively, a company can by special resolution of its shareholders make other choices.

The regulations under the New Act effectively added certain provisions, called "Pre-Existing Company Provisions" or "PCPs", to every company's Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Former Act) or a special separate resolution is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting. This is the majority that was required under the Former Act. The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two-thirds majority will apply to the Company.

If Shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. The Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

Additionally, as now permitted by the New Act, the Company proposes an amendment to its Notice of Articles to increase the Company's authorized capital to an unlimited number of common shares without par value.

The Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities. This resolution must be passed by not less than three-quarters of the cast by the Shareholders present in person or by proxy at the Meeting.

The legal text of the proposed special resolution is set out as follows:

"RESOLVED, as a special resolution, that:

(a) the Notice of Articles, once filed, be altered to:

(i) remove the application of the "Pre-Existing Company Provisions"; and

(ii) change the authorized capital to an unlimited number of common shares without par value;

(b) once this resolution has been adopted and deposited at the Company's records office, that a Notice of Alteration of the Notice of Articles be filed with the Registrar of Companies;

(c) any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as in the opinion of the Board of Directors is necessary or desirable to implement this special resolution, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment, the Board of Directors may make modifications hereto in accordance with the policies of the TSX Venture Exchange and the Board of Directors of the Company, may in their sole discretion and without further approval from the shareholders, revoke this special resolution or postpone the implementation of this special resolution."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Notice of Articles is filed with the Registrar of Companies (British Columbia).

Adoption of New Articles

As a further step of the transition under the New Act, the Company is seeking shareholder approval of certain amendments to its Notice of Articles (the "Altered Notice of Articles") and approval of a new form of Articles (the "New Articles") to update its charter documents with respect to the New Act and incorporate certain new provisions of the New Act. The Board of Directors recommend amending the Company's Notice of Articles and adopting the New Articles thereby enabling the Company to be more efficient, flexible and cost-effective and also rendering the Company's charter documents into consistency with charter documents of companies in other jurisdictions.

For the reasons noted above, the Company proposes to adopt a new form of Articles (the "New Articles") to replace its existing Articles (the "Existing Articles"). The most significant elements of change in the New Articles are commented on below (including under the "share Capital Alterations" heading).

Delivery of Documents to Shareholders

Under the New Act, the Company is permitted to deliver documents to shareholders by e-mail and fax if the shareholder consents to that form of delivery and provides their e-mail address or fax number. To gain the benefit of these more modern, less expensive methods of shareholder communication the proposed New Articles allow the Company to deliver documents to shareholders by e-mail or fax and in such other ways as are permitted under applicable securities laws from time to time.

Directors Authority to Set Auditor's Remuneration

The New Act permits companies to include in their Articles authorization for the directors to set the remuneration paid to the Company's auditors. The Old Act required the shareholders to set the remuneration or to authorize, on an annual basis, the directors to set the remuneration. Historically, the auditor's remuneration is not known in advance of completion of the audit and shareholders of the Company have always authorized the directors to set the auditor's remuneration. As a result, the authority in the New Articles for directors to set the auditor's remuneration merely codifies existing practice.

Special Resolutions and Separate Special Resolutions Level of Majority

Under the Old Act, a "special resolution" required that the resolution be passed by 3/4 of the votes cast on the resolution. The New Act allows companies to choose the required threshold for special resolutions to be between 2/3 and 3/4 of votes cast on the resolution. The proposed New Articles specify that 2/3 of votes are needed for special resolutions of the shareholders. In addition, in the case of separate special resolutions of just a particular class or series of shares, it is proposed that the required threshold for a "separate" special resolution be also set at 2/3rds.

Ability to Purchase Shares

The Old Act required that the Company offer to purchase Shares rateably on a pro rata basis. This requirement does not exist under the New Act. In order for a company to be able to purchase its own shares, the right to purchase must be provided for in the Articles. A purchase is different than a redemption of shares in accordance with their redemption rights. The New Articles include a specific provision allowing the Company to purchase its own shares subject to the special rights and restrictions attached to the shares of any class or series. This does not change the redemption rights attached to the shares.

Indemnification

Under the Old Act, the Company could only indemnify directors, officers, employees, agents and other parties where it obtained prior court approval, except in certain limited circumstances. The Existing Articles provided for the Company to indemnify directors, subject to the requirements of the Old Act. Under the New Act, companies are now permitted to indemnify a past or present director, officer, employee or agent of the Company without obtaining prior court approval in respect of an "eligible proceeding". An "eligible proceeding" includes any legal proceeding relating to the activities of the individual as a director, officer, employee or agent of the Company. However, under the New Act, the Company will be prohibited from providing indemnification if:

(i) the party did not act honestly and in good faith with a view to the best interests of the Company;
(ii) the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(iii) the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles propose to adopt these modernized provisions and allow the Company to indemnify directors, officers, employees and agents, subject to the limits imposed under the New Act.

Miscellaneous

The New Articles also reflect various wording changes contained in the New Act and renumbering of certain sections. In addition, several sections of the Existing Articles have not been included in the New Articles simply because the New Act specifically covers these matters in a similar manner as previously provided for in the Existing Articles. These include provisions relating to the location of branch registers of shareholders, share ownership requirements for directors, the ability of directors to have meetings by conference call, the counting of an interested director in quorum, the location of records for inspection and the ability of the Company to purchase insurance.

Copies of the Altered Notice of Articles and the New Articles are available for viewing up to the date of the Meeting at the registered and records office of the Company located at Suite 1925 - 700 West Georgia Street, Vancouver, British Columbia, and at the Meeting.

The resolution approving the New Articles must be passed by not less than three-quarters of the votes cast by the Shareholders present in person or by proxy at the Meeting. The major changes from the existing Articles reflect the deletion of the Pre-Existing Company Provisions and provide greater consistency with the New Act.

The New Articles shall have effect immediately on the date and time the New Articles are deposited for filing in the Company's records office.

The legal text of the proposed special resolution is set out as follows:

"RESOLVED, as a special resolution, that:

(a) the Articles of the Company be altered by deleting and cancelling its existing Articles and creating and adopting articles which contain updated provisions based on the Business Corporations Act (British Columbia);

(b) any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as in the opinion of the Board of Directors is necessary or desirable to implement this special resolution, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment, the Board of Directors may make modifications hereto in accordance with the policies of the TSX Venture Exchange and the Board of Directors of the Company, may in their sole discretion and without further approval from the shareholders, revoke this special resolution or postpone the implementation of this special resolution."

OTHER MATERIAL FACTS

The Management of the Company is not aware of any other matter to come before the Meeting other than as set forth herein and in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 15th day of February, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

Per: *s/s "Edward Gresko"*

Edward Gresko, Director

Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD&A"), the interim financial statements and MD & A, or both. Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statements unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD & A are available to the public on the SEDAR website at www.sedar.com.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your email address and consent to electronic delivery. **You may complete electronic versions of these forms at www.pctc.com/PCTCPortal/Public/ShareHolder.aspx**. Holders that return this card in the mail and have requested delivery of statements via email must at some time prior to the mailing, complete the Consent Form at the above noted URL, or the statements will be sent via mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD & A for the **ensuing financial year.**

STINA RESOURCES LTD.

Please select one or both of the following options: **Annual Financial Statements & MD & A_______Quarterly Financial Statements & MD &A________**

Name: ____ Address: ____ ________________

City/Prov/State/ Postal Code: ______________________ Preferred Method of Communication: Email:_______ or Mail:________

Signature: ____ Date: __________ Email Address: ____________________

At Pacific Corporate Trust Company, we respect your privacy and we are committed to protecting your information. The personal information you are providing on this form will only be used for its intended purpose described above, and will be handled in accordance with our Privacy Policy, available on our website at www.pctc.com, or by writing to us at 625 Howe St., 10th Floor, Vancouver, BC, V6C 3B8. PCTC will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

STINA RESOURCES LTD.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of STINA RESOURCES LTD. (the "Company") will be held on March 22, 2005 at Suite 1925 - 700 West Georgia Street, Vancouver, British Columbia at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the period(s) ending September 30, 2004 together with the auditor's report thereon.

3. To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.

4. To elect directors to hold office until the next Annual General Meeting.

5. To approve the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange.

6. To authorize:

    (a) any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options;

    (b) the grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares;

    (c) the reservation for issuance, under stock options granted to insiders, shares exceeding 10% of the number of issued shares;

    (d) the issuance of a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).

7. To consider and, if thought fit, approve a special resolution that:

    (a) the Notice of Articles of the Company, once filed, be altered to:

        (i) remove the application of the "Pre-Existing Company Provisions" (as defined in the information circular attached hereto) ; and

        (ii) change the authorized capital to an unlimited number of common shares without par value;

    (b) once this resolution has been adopted and deposited at the Company's records office, that a Notice of Alteration of the Notice of Articles be filed with the Registrar of Companies;

    (c) any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as in the opinion of the Board of Directors is necessary or desirable to implement this special resolution, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment, the Board of Directors may make modifications hereto in accordance with the policies of the TSX Venture Exchange and the Board of Directors of the Company, may in their sole discretion and without further approval from the shareholders, revoke this special resolution or postpone the implementation of this special resolution."

8. To consider and, if thought fit, approve a special resolution that:

    (a) the Articles of the Company be altered by deleting and cancelling its existing Articles and creating and adopting articles which contain updated provisions based on the Business Corporations Act (British Columbia);

    (b) any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as in the opinion of the Board of Directors is necessary or desirable to implement this special resolution, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment, the Board of Directors may make modifications hereto in accordance with the policies of the TSX Venture Exchange and the Board of Directors of the Company, may in their sole discretion and without further approval from the shareholders, revoke this special resolution or postpone the implementation of this special resolution.

9. To consider and, if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

10. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, then complete, sign and date the enclosed Proxy and deposit same in the enclosed return envelope provided for that purpose together with the power of attorney or other authority, if any, under which it was signed within the time and to the location set out in the instructions in the enclosed form of Proxy and Information Circular.

DATED at Vancouver, British Columbia, this 15th day of February, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF STINA RESOURCES LTD.

Per: ____________
Edward Gresko, Director

Name	Number of Shares	Percentage of Outstanding Shares
Sydney Mann	750,000 (escrow)	10%
CDS & CO. (NCI)*	2,889,120	10%
CEDE & Co.*	1,411,186	10%

*the beneficial holders of shares of this company are unknown to the directors and officers of the Company.

ELECTION OF DIRECTORS

The Management proposes to nominate the persons named in the following table for election as Directors of the Company. Each Director elected will hold office until the next Annual General Meeting at which time he may be re-elected or his successor may be elected, or unless his office is earlier vacated in accordance with the Articles of the Company, or he becomes disqualified to act as a Director.
The Management proposes to fix the number of directors of the Company at 4 and proposes to nominate each of the following persons for election as directors. The following information concerning the nominees is furnished by each individual nominee.

Name, Position and	Principal Occupation or Employment	Period a Director of the Company	Shares Beneficially Owned
Edward Gresko President and Director	Salesman	Since April 8, 1993	600 common shares
Sidney A. Mann Director	Businessman	Since January 22, 1996	750,000 (escrow) 740,000 (indirectly) common shares
George Weinstein Director	Businessman	Since June 20, 2002	Nil
Robert Cuffney Director	Geologist	Since January 27, 2004	Nil

The foregoing table provides the approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof.

All of the persons named above are residents of Canada, except for Sidney A. Mann. Details of remuneration paid to the Company's executive officers are set out under the heading "Remuneration of the Management and Executive Compensation" below.

The Company's audit committee consists of Edward Gresko, George Weinstein and Sidney A. Mann.

REMUNERATION OF THE MANAGEMENT AND EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards	Payouts		
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted/ SARS (#)	Shares or Units subject to resale restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)[1]
Edward Gresko	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
"	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
"	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The above-named executive officer(s) was/were not employed by the Company or any subsidiary of the Company.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARS Granted (# common shares)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Edward Gresko	Nil	Nil	Nil	Nil	Nil

STINA RESOURCES LTD.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of STINA RESOURCES LTD. (the "Company") will be held on March 22, 2005 at Suite 1925 - 700 West Georgia Street, Vancouver, British Columbia at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the period(s) ending September 30, 2004 together with the auditor's report thereon.

3. To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.

4. To elect directors to hold office until the next Annual General Meeting.

5. To approve the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange.

6. To authorize:

   (a) any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options;

   (b) the grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares;

   (c) the reservation for issuance, under stock options granted to insiders, shares exceeding 10% of the number of issued shares;

   (d) the issuance of a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).

7. To consider and, if thought fit, approve a special resolution that:

   (a) the Notice of Articles of the Company, once filed, be altered to:

      (i) remove the application of the "Pre-Existing Company Provisions" (as defined in the information circular attached hereto) ; and

      (ii) change the authorized capital to an unlimited number of common shares without par value;

   (b) once this resolution has been adopted and deposited at the Company's records office, that a Notice of Alteration of the Notice of Articles be filed with the Registrar of Companies;

   (c) any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as in the opinion of the Board of Directors is necessary or desirable to implement this special resolution, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment, the Board of Directors may make modifications hereto in accordance with the policies of the TSX Venture Exchange and the Board of Directors of the Company, may in their sole discretion and without further approval from the shareholders, revoke this special resolution or postpone the implementation of this special resolution."

8. To consider and, if thought fit, approve a special resolution that:

   (a) *the Articles of the Company be altered by deleting and cancelling its existing Articles and* creating and adopting articles which contain updated provisions based on the Business Corporations Act (British Columbia);

   (b) any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as in the opinion of the Board of Directors is necessary or desirable to implement this special resolution, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment, the Board of Directors may make modifications hereto in accordance with the policies of the TSX Venture Exchange and the Board of Directors of the Company, may in their sole discretion and without further approval from the shareholders, revoke this special resolution or postpone the implementation of this special resolution.

9. *To consider and, if thought fit, approve an ordinary resolution to ratify, approve and confirm* all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

10. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, then complete, sign and date the enclosed Proxy and deposit same in the enclosed return envelope provided for that purpose together with the power of attorney or other authority, if any, under which it was signed within the time and to the location set out in the instructions in the enclosed form of Proxy and Information Circular.

DATED at Vancouver, British Columbia, this 15th day of February, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF STINA RESOURCES LTD.

Per: ______________

Edward Gresko, Director

STINA RESOURCES LTD.

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT February 15, 2005.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the Management of the Company for use at the Annual General Meeting (the "Meeting") of the shareholders of STINA RESOURCES LTD. (the "Company") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required unless the motion requires a special resolution in which case a majority of 75% will be required.

The persons named in the accompanying Proxy are representatives of the Company. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

Only those shareholders or intermediaries as of the date of the Meeting shall be entitled to vote at the Meeting or any adjournment thereof. A shareholder or intermediary may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy.

If the shareholder or intermediary wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. IN SUCH INSTANCE, THE NOMINEE, IF ONE IS PROPOSED BY THE MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular the Management of the Company was not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the Management should properly come before the meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and the Proxy must be accompanied by the minutes of a meeting of the directors or the resolutions of the directors of that corporation appointing such person as the duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY AND OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, 10TH FLOOR HOWE STREET, VANCOUVER, B.C., V6C 3B8 AT LEAST 48 HOURS, (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

REVOCATION OF PROXIES

A shareholder or intermediary who has given a Proxy has the power to revoke it. Revocations can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 1925 - 700 West Georgia Street, Vancouver, British Columbia, V7Y 1A1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Directors or Senior Officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors, and the matters set out under the heading "Particulars of Other Matters to be Acted On".

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. 9,249,967 common shares of the Company are presently issued and outstanding.

To the knowledge of the Directors and Senior Officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

Name	Number of Shares	Percentage of Outstanding Shares
Sydney Mann	750,000 (escrow)	10%
CDS & CO. (NCI)*	2,889,120	10%
CEDE & Co.*	1,411,186	10%

*the beneficial holders of shares of this company are unknown to the directors and officers of the Company.

ELECTION OF DIRECTORS

The Management proposes to nominate the persons named in the following table for election as Directors of the Company. Each Director elected will hold office until the next Annual General Meeting at which time he may be re-elected or his successor may be elected, or unless his office is earlier vacated in accordance with the Articles of the Company, or he becomes disqualified to act as a Director.
The Management proposes to fix the number of directors of the Company at 4 and proposes to nominate each of the following persons for election as directors. The following information concerning the nominees is furnished by each individual nominee.

Name, Position and	Principal Occupation or Employment	Period a Director of the Company	Shares Beneficially Owned
Edward Gresko President and Director	Salesman	Since April 8, 1993	600 common shares
Sidney A. Mann Director	Businessman	Since January 22, 1996	750,000 (escrow) 740,000 (indirectly) common shares
George Weinstein Director	Businessman	Since June 20, 2002	Nil
Robert Cuffney Director	Geologist	Since January 27, 2004	Nil

The foregoing table provides the approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof.

All of the persons named above are residents of Canada, except for Sidney A. Mann. Details of remuneration paid to the Company's executive officers are set out under the heading "Remuneration of the Management and Executive Compensation" below.

The Company's audit committee consists of Edward Gresko, George Weinstein and Sidney A. Mann.

REMUNERATION OF THE MANAGEMENT AND EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards	Payouts		
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted/ SARS (#)	Shares or Units subject to resale restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)[1]
Edward Gresko	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
"	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
"	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The above-named executive officer(s) was/were not employed by the Company or any subsidiary of the Company.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARS Granted (# common shares)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Edward Gresko	Nil	Nil	Nil	Nil	Nil

AGGREGATE OPTION/SAR EXERCISES DURING
THE MOST RECENTLY COMPLETED FINANCIAL
YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at FY-End ($) Exercisable/ Unexercisable
Edward Gresko	Nil	Nil	Nil	Nil

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	1,533,993	NA	1,533,993
Equity compensation plans *not* approved by securityholders	Nil	Nil	Nil
Total	1,533,993	NA	1,533,993

There are no employment contracts between either the Company or its subsidiaries and the above-named executive officers other than disclosed herein or in the financial statements attached hereto.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $150,000.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Directors' Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements attached hereto.

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

The Company has no pension plan.

INTEREST OF THE MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein and the financial statements attached hereto.

APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Dale, Matheson, Carr-Hilton, Chartered Accountants of Vancouver, British Columbia, as Auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

AUDIT COMMITTEE

Audit Fees

The aggregate fees billed by the Issuer's external auditor in each of the last two fiscal years for audit fees are as follows: For the year ended September 30, 2004, the aggregate audit fees were $13,000.00; for the year ended September 30, 2003, the aggregate audit fees were $9,000.00.

Tax Fees

For the 2003 fiscal year, the Issuer paid $2,500.00 CAD for professional services rendered by the Issuer's external auditor for tax compliance, tax advice and tax planning.

The audit committee's mandate and charter can be described as follows:

1. Each member of the Audit Committee shall be a member of the board of directors, in good standing, and shall comprise a majority of independent directors.
2. At least one member of the Audit Committee shall be financially literate.
3. Review the Committee's charter annually, reassess the adequacy of this charter, and recommend

any proposed changes to the board of directors. Consider changes that are necessary as a result of new laws or regulations.

4. The Audit Committee shall meet at least four times per year, and each time the Company proposes to issue a press release with its quarterly or annual earnings information. These meetings may be combined with regularly scheduled meetings, or more frequently as circumstances may require. The Audit Committee may ask members of the Management or others to attend the meetings and provide pertinent information as necessary.

5. Conduct executive sessions with the outside auditors, outside counsel, and anyone else as desired by the committee.

6. The Audit Committee shall be authorized to hire outside counsel or other consultants as necessary (this may take place any time during the year).

7. Appoint the independent auditors to be engaged by the Company, establish the audit fees of the independent auditors, pre-approve any non-audit services provided by the independent auditors, including tax services, before the services are rendered. Review and evaluate the performance of the independent auditors and review the full board of directors any proposed discharge of the independent auditors.

8. Review with the Management the policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent auditor.

9. Consider, with the Management, the rationale for employing audit firms rather than the principal independent auditors.

10. Inquire of the Management and the independent auditors about significant risks or exposures facing the Company; assess the steps the Management has taken or proposes to take to minimize such risks to the Company; and periodically review compliance with such steps.

11. Review with the independent auditor, the audit scope and plan of the independent auditors. Address the coordination of the audit efforts to assure the completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

12. Inquire regarding the "quality of earnings" of the Company from a subjective as well as an objective standpoint.

13. Review with the independent accountants: (a) the adequacy of the Company's internal controls including computerized information systems controls and security; and (b) any related significant findings and recommendations of the independent auditors together with the Management's responses thereto.

14. Review with the Management and the independent auditor the effect of any regulatory and accounting initiatives, as well as off-balance-sheet structures, if any.

15. Review with the Management, the independent auditors, the interim annual financial report before it is filed with the regulatory authorities.

16. Review with each public accounting firm that performs an audit: (a) all critical accounting policies and practices used by the Company; and (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the the Management of the Company, the ramifications of each alternative and the treatment preferred by the Company.

17. Review all material written communications between the independent auditors and the Management, such as any the Management letter or schedule of unadjusted differences.

18. Review with the Management and the independent auditors: (a) the Company's annual financial statements and related footnotes; (b) the independent auditors' audit of the financial statements and their report thereon; (c) the independent auditor's judgments about the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting; (d) any significant changes required in the independent auditors' audit plan; and (e) any serious difficulties or disputes with the Management encountered during the audit.

19. Periodically review the Company's code of conduct to ensure that it is adequate and up-to-date.

20. Review the procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters that may be submitted by any party internal or external to the organization. Review any complaints that might have been received, current status, and resolution if one has been reached.

21. Review procedures for the confidential, anonymous submission by employees of the organization of concerns regarding questionable accounting or auditing matters. Review any submissions that have been received, the current status, and resolution if one has been reached.

22. The Audit Committee will perform such other functions as assigned by law, the Company's charter or bylaws, or the board of directors.

23. The Audit Committee will evaluate the independent auditors.

MANAGEMENT CONTRACTS

There are no other management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof. Refer to the heading "Remuneration of the Management and Executive Compensation" for further details with respect to management contracts.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

1. Stock Option Plan and Incentive Stock Options

The Management has recommended that the Company adopt the Stock Option Plan containing among

other things, provisions consistent with the current policies of the TSX Venture Exchange. At the Meeting, shareholders will be asked to approve the Stock Option Plan. The Stock Option Plan is also subject to Exchange approval.

Under the Stock Option Plan, the Board of Directors may grant up to 10% of the issued number of shares outstanding as at the date of the stock option grant. On this basis, the Stock Option Plan shall be operated as a "Rolling Plan". Provided that disinterested shareholder approval has been obtained, it shall be permissible under the Rolling Plan to grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares (the "Additional Options").

By approving the Stock Option Plan, shareholders will have granted the Board of Directors authority to convert the Stock Option Plan from a Rolling Plan to a Fixed Plan and to make any other changes which are necessary to obtain regulatory approval.

In the Fixed Plan:

a. the number of common shares reserved under the Fixed Plan shall equal 1,849,993.40 determined as 20% of the number of shares outstanding as of the date of this Circular.

b. the Additional Options shall be deemed to have been approved for the Fixed Plan and provided that disinterested shareholder approval has been obtained, it shall be permissible for the Company to:

   (i) reserve for issuance, under stock options granted to insiders, shares exceeding 10% of the number of issued shares;

   (ii) issue a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange),

c. the common shares issued upon exercise of options granted subsequent to the date of conversion of the Plan to the Fixed Plan shall be subject to the following vesting provisions:

   i. 15% of the options granted under the Fixed Plan will vest upon approval by the TSX Venture Exchange;
   ii. 15% of the options granted under the Fixed Plan will vest every 3 months following approval by the TSX Venture Exchange for a period of 18 months; and
   iii. 10% of the options granted under the Fixed Plan will vest at the end of the 18 month period.

Whether granted under the Rolling Plan or Fixed Plan:

a. the maximum term of any option will be five years from the date of grant or such lesser period as determined by the Board of Directors; and

b. any amendment to the Stock Option Plan will also be subject to the approval of the Exchange.

The Exchange's policies require that where the Company decreases the exercise price of options previously granted to the Company's Insiders, the Company's disinterested shareholders must approve such amendments. The Insiders to whom common shares may be issued under the Stock Option Plan and their associates must abstain from voting on the Stock Option Plan.

A copy of the Stock Option Plan will be available for inspection at the Meeting. The directors believe that the Stock Option Plan is in the Company's best interests and recommend that the shareholders approve the Stock Option Plan.

2. Alteration of Notice of Articles and Articles

The Company was incorporated under the BC Company Act (the "Old Act"); which was originally enacted in 1973. The Old Act has now been replaced by the BC Business Corporations Act (the "New Act"). The New Act has made numerous changes to modernize company law in BC and provide companies with greater ability to deal with issues in a more flexible and timely manner. The New Act requires all companies incorporated under the Old Act to complete a "transition rollover". This essentially involves moving content from the company's old "Memorandum" (which is now discontinued) to the company's Articles, and making choices as to how the company will use newly introduced provisions or alternatives under the New Act. In addition, the New Act codifies many provisions which companies formerly included in their Articles. This provides an opportunity to eliminate a large number of provisions from the Articles. As a result of these changes, the Company proposes to address a number of New Act related matters and adopt a new set of Articles. These matters are outlined below.

The Company, by approval of the Board of Directors, will take or has taken steps to bring its charter documents into conformity with the New Act and to that end will file or has filed its Notice of Articles, which replaces the Company's "Memorandum", with the Registrar of Companies (British Columbia). The Notice of Articles contains basic information of the Company including, the corporate name, the particulars of the directors and the authorized capital of the Company. This is the first step under the mandatory transition to the New Act.

Deletion of Pre-Existing Company Provisions and Proposed Alteration of Authorized Capital

As a "pre-existing company" (i.e. one originally formed under the Old Act), the New Act automatically subjects the Company to the pre-existing company provisions" set out in Table 3 of the Business Corporation Regulation (the PCPs) as though they were part of the Company's Articles. Essentially, the PCPs are a list of "default" choices as to how a company will deal with newly introduced provisions or alternatives under the New Act. Alternatively, a company can by special resolution of its shareholders make other choices.

The regulations under the New Act effectively added certain provisions, called "Pre-Existing Company Provisions" or "PCPs", to every company's Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Former Act) or a special separate resolution is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting. This is the majority that was required under the Former Act. The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two-thirds majority will apply to the Company.

If Shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. The Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

Additionally, as now permitted by the New Act, the Company proposes an amendment to its Notice of Articles to increase the Company's authorized capital to an unlimited number of common shares without par value.

The Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities. This resolution must be passed by not less than three-quarters of the cast by the Shareholders present in person or by proxy at the Meeting.

The legal text of the proposed special resolution is set out as follows:

"RESOLVED, as a special resolution, that:

(a) the Notice of Articles, once filed, be altered to:

 (i) remove the application of the "Pre-Existing Company Provisions"; and

 (ii) change the authorized capital to an unlimited number of common shares without par value;

(b) once this resolution has been adopted and deposited at the Company's records office, that a Notice of Alteration of the Notice of Articles be filed with the Registrar of Companies;

(c) any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as in the opinion of the Board of Directors is necessary or desirable to implement this special resolution, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment, the Board of Directors may make modifications hereto in accordance with the policies of the TSX Venture Exchange and the Board of Directors of the Company, may in their sole discretion and without further approval from the shareholders, revoke this special resolution or postpone the implementation of this special resolution."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Notice of Articles is filed with the Registrar of Companies (British Columbia).

Adoption of New Articles

As a further step of the transition under the New Act, the Company is seeking shareholder approval of certain amendments to its Notice of Articles (the "Altered Notice of Articles") and approval of a new form of Articles (the "New Articles") to update its charter documents with respect to the New Act and incorporate certain new provisions of the New Act. The Board of Directors recommend amending the Company's Notice of Articles and adopting the New Articles thereby enabling the Company to be more efficient, flexible and cost-effective and also rendering the Company's charter documents into consistency with charter documents of companies in other jurisdictions.

For the reasons noted above, the Company proposes to adopt a new form of Articles (the "New Articles") to replace its existing Articles (the "Existing Articles"). The most significant elements of change in the New Articles are commented on below (including under the "share Capital Alterations" heading).

Delivery of Documents to Shareholders

Under the New Act, the Company is permitted to deliver documents to shareholders by e-mail and fax if the shareholder consents to that form of delivery and provides their e-mail address or fax number. To gain the benefit of these more modern, less expensive methods of shareholder communication the proposed New Articles allow the Company to deliver documents to shareholders by e-mail or fax and in such other ways as are permitted under applicable securities laws from time to time.

Directors Authority to Set Auditor's Remuneration

The New Act permits companies to include in their Articles authorization for the directors to set the remuneration paid to the Company's auditors. The Old Act required the shareholders to set the remuneration or to authorize, on an annual basis, the directors to set the remuneration. Historically, the auditor's remuneration is not known in advance of completion of the audit and shareholders of the Company have always authorized the directors to set the auditor's remuneration. As a result, the authority in the New Articles for directors to set the auditor's remuneration merely codifies existing practice.

Special Resolutions and Separate Special Resolutions Level of Majority

Under the Old Act, a "special resolution" required that the resolution be passed by 3/4 of the votes cast on the resolution. The New Act allows companies to choose the required threshold for special resolutions to be between 2/3 and 3/4 of votes cast on the resolution. The proposed New Articles specify that 2/3 of votes are needed for special resolutions of the shareholders. In addition, in the case of separate special resolutions of just a particular class or series of shares, it is proposed that the required threshold for a "separate" special resolution be also set at 2/3rds.

Ability to Purchase Shares

The Old Act required that the Company offer to purchase Shares rateably on a pro rata basis. This requirement does not exist under the New Act. In order for a company to be able to purchase its own shares, the right to purchase must be provided for in the Articles. A purchase is different than a redemption of shares in accordance with their redemption rights. The New Articles include a specific provision allowing the Company to purchase its own shares subject to the special rights and restrictions attached to the shares of any class or series. This does not change the redemption rights attached to the shares.

Indemnification

Under the Old Act, the Company could only indemnify directors, officers, employees, agents and other parties where it obtained prior court approval, except in certain limited circumstances. The Existing Articles provided for the Company to indemnify directors, subject to the requirements of the Old Act. Under the New Act, companies are now permitted to indemnify a past or present director, officer, employee or agent of the Company without obtaining prior court approval in respect of an "eligible proceeding". An "eligible proceeding" includes any legal proceeding relating to the activities of the individual as a director, officer,

employee or agent of the Company. However, under the New Act, the Company will be prohibited from providing indemnification if:

(i) the party did not act honestly and in good faith with a view to the best interests of the Company;
(ii) the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(iii) the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles propose to adopt these modernized provisions and allow the Company to indemnify directors, officers, employees and agents, subject to the limits imposed under the New Act.

Miscellaneous

The New Articles also reflect various wording changes contained in the New Act and renumbering of certain sections. In addition, several sections of the Existing Articles have not been included in the New Articles simply because the New Act specifically covers these matters in a similar manner as previously provided for in the Existing Articles. These include provisions relating to the location of branch registers of shareholders, share ownership requirements for directors, the ability of directors to have meetings by conference call, the counting of an interested director in quorum, the location of records for inspection and the ability of the Company to purchase insurance.

Copies of the Altered Notice of Articles and the New Articles are available for viewing up to the date of the Meeting at the registered and records office of the Company located at Suite 1925 - 700 West Georgia Street, Vancouver, British Columbia, and at the Meeting.

The resolution approving the New Articles must be passed by not less than three-quarters of the votes cast by the Shareholders present in person or by proxy at the Meeting. The major changes from the existing Articles reflect the deletion of the Pre-Existing Company Provisions and provide greater consistency with the New Act.

The New Articles shall have effect immediately on the date and time the New Articles are deposited for filing in the Company's records office.

The legal text of the proposed special resolution is set out as follows:

"RESOLVED, as a special resolution, that:

(a) the Articles of the Company be altered by deleting and cancelling its existing Articles and creating and adopting articles which contain updated provisions based on the Business Corporations Act (British Columbia);

(b) any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as in the opinion of the Board of Directors is necessary or desirable to implement this special resolution, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment, the Board of Directors may make modifications hereto in accordance with the policies of the TSX Venture Exchange and the Board of Directors of the Company, may in their sole discretion and without further approval from the shareholders, revoke this special resolution or postpone the implementation of this special resolution."

OTHER MATERIAL FACTS

The Management of the Company is not aware of any other matter to come before the Meeting other than as set forth herein and in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 15th day of February, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

Per: *s/s "Edward Gresko"*

Edward Gresko, Director

STINA RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

DALE MATHESON CARR-HILTON LABONTE
CHARTERED ACCOUNTANTS

Partnership of:
Vancouver: Robert J. Burkart, Inc. James F. Carr-Hilton, Ltd. Alvin F. Dale, Ltd. Peter J. Donaldson, Inc. Reginald J. LaBonte, Ltd. Robert J. Matheson, Inc.
Surrey: Peter J. Donaldson, Inc. Fraser G. Ross, Ltd.
Port Coquitlam: Wilfred A. Jacobson, Inc. Brian A. Shaw, Inc. Anthony L. Soda, Inc. Fraser G. Ross, Ltd.

AUDITORS' REPORT

To the Shareholders of
Stina Resources Ltd.

We have audited the consolidated balance sheets of **Stina Resources Ltd.** as at September 30, 2004 and 2003 and the consolidated statements of deficit, operations and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver B.C.
February 4, 2005

"Dale Matheson Carr-Hilton LaBonte"
CHARTERED ACCOUNTANTS

A MEMBER OF MMGI INTERNATIONAL, A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTANTS AND BUSINESS ADVISORS
Vancouver: Suite 1700 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687 4747 • Fax: 604 687 4216
Suite 1300 - 1140 West Pender Street - Regulatory and Tax Practices Office • Tel: 604 687 4747 • Fax: 604 689 2778
Port Coquitlam: P.O. Box 217, 2232D Elgin Avenue, Port Coquitlam, B.C., Canada V3C 3V7, Tel: 604 941 8266 • Fax: 604 941 0971
Surrey: Suite 303 - 7337 137th Street, Surrey, B.C., Canada V3W 1A4, Tel: 604 572 4586 • Fax: 604 572 4587

STINA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2004 AND 2003

	2004 $	2003 $
ASSETS		
CURRENT ASSETS		
Cash and equivalents	232,770	44
Accounts receivable	10,172	6,484
Inventories **(Note 3)**	11,940	7,100
	254,882	13,628
DUE FROM RELATED PARTIES (Note 8)	9,878	2,124
EQUIPMENT (Note 4)	897	1,122
OTHER		
Incorporation costs	-	804
	265,657	17,678
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	49,511	63,183
Due to related parties **(Note 8)**	13,382	16,924
	62,893	80,107
SHAREHOLDERS' EQUITY (DEFICIENCY)		
SHARE CAPITAL (Note 5)	2,760,904	2,407,404
DEFICIT	(2,558,140)	(2,469,833)
	202,764	(62,429)
	265,657	17,678

SUBSEQUENT EVENTS (Note 10)

APPROVED ON BEHALF OF THE BOARD

signed: "Edward Gresko" ______________ **Director**

signed: "Sidney Mann" ______________ **Director**

- See Accompanying Notes -

STINA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF DEFICIT

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004 $	2003 $
BALANCE, beginning of year	(2,469,833)	(2,401,918)
NET LOSS	(88,307)	(67,915)
BALANCE, end of year	(2,558,140)	(2,469,833)

- See Accompanying Notes -

STINA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004 $	2003 $
SALES	102,788	146,279
COST OF GOODS SOLD (Schedule 1)	23,898	40,520
GROSS PROFIT	78,890	105,759
EXPENSES		
Operating expenses **(Schedule 2)**	76,373	103,778
Administration expenses **(Schedule 3)**	90,824	69,896
	167,197	173,674
NET LOSS	(88,307)	(67,915)
BASIC AND DILUTED LOSS PER SHARE	(0.01)	(0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	7,797,071	7,009,008

- See Accompanying Notes -

STINA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004 $	2003 $
CASH FLOWS FROM (USED FOR)		
OPERATING ACTIVITIES		
Net loss	(88,307)	(67,915)
Add non-cash item:		
Amortization	224	-
Other	804	280
	(87,279)	(67,635)
Net changes in other non-cash operating accounts		
Accounts receivable	(3,688)	407
Inventories	(4,840)	4,346
Accounts payable	(19,557)	(2,837)
	(115,364)	(65,719)
FINANCING ACTIVITIES		
Issuance of share capital	353,500	60,000
Due to(from) related parties	(5,410)	7,012
	348,090	67,012
INCREASE IN CASH	232,726	1,293
CASH AND EQUIVALENTS, beginning of year	44	(1,249)
CASH AND EQUIVALENTS, end of year	232,770	44
Cash and Equivalents is comprised of:		
Bank	7,770	44
Guaranteed Investment Certificates	225,000	-
	232,770	44

SUPPLEMENTARY CASH FLOW INFORMATION (Note 9)

- See Accompanying Notes -

Schedule 1

STINA RESOURCES LTD.

CONSOLIDATED SCHEDULES OF COST OF GOODS SOLD

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004 $	2003 $
OPENING INVENTORY	7,100	11,446
ADD:		
Purchases	3,666	12,659
Packaging	24,586	22,375
Duty, freight and brokerage	486	1,140
	28,738	36,174
LESS: ENDING INVENTORY	(11,940)	(7,100)
COST OF GOODS SOLD	23,898	40,520

Schedule 2

STINA RESOURCES LTD.

CONSOLIDATED SCHEDULES OF OPERATING EXPENSES

NORTHERN SEA'S DIVISION

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004 $	2003 $
Advertising and promotion	12,014	17,881
Office	3,650	3,033
Rent	15,890	18,078
Shipping and postage	7,829	9,350
Telephone	4,625	4,736
Travel, and accommodation	-	6,193
Wages, commissions and contract services	32,365	44,507
	76,373	103,778

- See Accompanying Notes -

Schedule 3

STINA RESOURCES LTD.

CONSOLIDATED SCHEDULES OF ADMINISTRATIVE EXPENSES

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004 $	2003 $
Accounting, audit and legal	24,574	16,616
Amortization	224	280
Bank charges	1,770	2,122
Consulting fees	35,350	33,662
Office and sundry	2,193	400
Regulatory fees and shareholder communications	8,928	3,500
Rent	7,500	9,184
Resource property evaluation	3,920	-
Transfer agent	6,365	4,132
	90,824	69,896

- See Accompanying Notes -

1. NATURE OF OPERATIONS

The Company is engaged in the health food and supplement products industry and is currently in the process of re-evaluating its business operations and future opportunities.

Funding for activities and operations is obtained principally through private and public share offerings.

Although the Company has raised financing in the 2004 year, it has experienced continued operating losses. These financial statements have been prepared on the going concern assumption, which contemplates that the Company will be able to realize the carrying value of its assets and discharge its liabilities in the normal course of business for the foreseeable future.

Should the Company be unable to continue as a going concern, the basis of reporting the carrying values of assets may be adjusted.

Subsequent to year end, the Company initiated a plan to change its principal business focus to the resource sector. **(See Note 10)**

2. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These consolidated financial statements include the accounts and operations of the Company's wholly-owned subsidiary, Northern Seas Products Ltd. All intercompany balances and transfers have been eliminated upon consolidation.

b) Equipment and Amortization

Amortization is provided at the following annual rates:

Office equipment	20% Declining balance
Laboratory equipment	20% Declining balance

The carrying value of all equipment is reviewed for impairment whenever events or changes in circumstances indicate recoverable value may be less than the carrying amount. Recoverable value estimates are based on management's estimate of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or disposition. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

STINA RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

c) Income taxes

The Company follows CICA Handbook Section 3465 in accounting for corporate income taxes. The guidance focuses on the amount of income taxes payable or receivable that will arise if an asset is realized or a liability is settled for its carrying amount. The resulting future income tax asset or liability is recorded based on substantially enacted income tax rates. In the case of unused tax losses, flow-through resource expenditures and pools, income tax reductions and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of such benefits at the balance sheet date.

The Company has not recognized a potential future benefit amount as criteria set out in the recommendations for recognition have not been met. **(See Note 7)**

d) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value.

e) Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollar equivalents at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income and expense items are translated at actual rates or average rates prevailing during the year.

Realized gains and losses from foreign currency transactions are charged to income in the period in which they occur.

f) Administrative expenditures

Administrative expenditures are expensed in the year incurred.

g) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and inventory costing. Financial results as determined by actual events could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

h) Risk management

Credit and foreign currency risks are addressed by policies developed by management. The Company is not currently exposed to significant risks of holding foreign currencies or credit concentration in trade receivables.

i) Market development business opportunity costs

Costs incurred to investigate new market opportunities are expensed as period costs when incurred.

j) *Stock based compensation*

The Company follows the accounting guidelines of the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-Based Compensation and Other Stock Based payments.

Under the guidelines, all new or repriced stock-based awards are measured and recognized using the fair-value method. The standard encourages the use of the fair-value method for all direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets made to employees or others.

k) Revenue recognition

Revenue from product sales is recorded upon product shipment and when collection is reasonably assured.

l) Basic and diluted loss per share

The Company follows the accounting guidelines of the Canadian Institute of Chartered Accountants Handbook section 3500, in calculating earnings (loss) per share.

The standard requires the use of the treasury stock method for computing diluted earnings (loss) per share, which assumes that any proceeds obtained upon exercise of options or warrants, would be used to purchase common shares at average market price during the period. Loss per share is calculated using the weighted average number of shares outstanding during the year.

m) Financial Instruments

The Company's financial instruments consist of cash and equivalents, accounts receivable, accounts payable and amounts due to and from related parties. The fair-value of these instruments approximates their carrying value due to their short-term maturity. The fair value of amounts due to and from related parties cannot be determined as they have no repayment terms.

n) Asset retirement obligations

The Company has adopted recent accounting pronouncements of the Canadian Institute of Chartered Accountants Handbook section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated. The adoption of the accounting policy has had no effect on the current period financial statements.

STINA RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

3. INVENTORIES

	2004 $	2003 $
Inventories consist of:		
Raw materials	2,160	1,010
Finished goods	9,780	6,090
	11,940	7,100

4. EQUIPMENT

	2004 $		
	Cost	Accumulated Amortization	Net
Office equipment	3,179	2,743	436
Laboratory equipment	4,270	3,809	461
	7,449	6,552	897

	2003 $		
	Cost	Accumulated Amortization	Net
Office equipment	3,179	2,634	545
Laboratory equipment	4,270	3,693	577
	7,449	6,327	1,122

5. SHARE CAPITAL

a) Authorized
100,000,000 common shares without par value

Issued		2004 Number of Shares	2004 Amount $	2003 Number of Shares	2003 Amount $
Balance, beginning of year		7,319,967	2,407,404	6,819,967	2,347,404
Issued during the year:					
Shares	i)	350,000	87,500	-	-
Share units	ii)	1,200,000	228,000	-	-
Warrants exercised		380,000	38,000	-	-
Share units	iii)	-	-	500,000	60,000
Balance, end of year		9,249,967	2,760,904	7,319,967	2,407,404

i) On January 5, 2004 the Company completed a non-brokered private placement of 350,000 shares at a price of $0.25 per share.

ii) On August 11, 2004, the Company completed a non-brokered private placement of 1,200,000 share units at $0.19 per unit. Each share unit consists of one common share and one share purchase warrant entitling the holder to acquire one additional common share at $0.26 per share up to August 11, 2006. The shares issued and shares issued upon exercise of the share purchase warrants are subject to a four month hold period.

iii) During May 2003, the Company completed a private placement of 500,000 share units at a price of $0.12 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to acquire one additional common share at $0.16 per share up to May 16, 2005.

b) Shares in escrow

750,000 shares (2003 - 750,000) are held in escrow subject to release only upon consent of regulatory authorities.

STINA RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

5. SHARE CAPITAL –CONT'D

c) Share purchase warrants

The following share purchase warrants are outstanding at September 30, 2004:

	Number of shares	Weighted average exercise price - $ -	Weighted average life remaining (years)
Balance at September 30, 2003	880,000	0.13	1.3
Granted	1,200,000	0.26	2.0
Exercised	(380,000)	0.10	-
Balance at September 30, 2004	1,700,000	0.23	1.5

The share purchase warrants outstanding expire as follows:

Number of shares Shares	Expiry Date	Exercise Price $
1,200,000	August 11, 2004	0.26
500,000	May 16, 2005	0.16
1,700,000		

6. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) The Company incurred premises rent in the amount of $9,496 (2003 - $9,184) to a company with common directors. The rent is payable on a month to month tenancy.

b) Sales commissions included in wages, commissions and contract services expense totalling $24,000 (2003 - $24,000) were paid to a director of the Company for product sales.

c) The Company incurred consulting fees in the amount of $32,000 (2003 - $33,662) payable to a company owned by an officer for administrative services.

d) The Company incurred product marketing fees of $7,194 (2003 – $nil) payable to a company owned by an officer for new product exploration and marketing services.

e) Included in bank charges and interest, is approximately $nil (2003 - $876) in transaction fees paid to a company, with a common officer, for processing Internet and credit card transactions.

Related party transactions have been recorded at their dollar exchange amount, which Management has determined approximates fair market value.

7. INCOME TAXES

The Company has available consolidated non-capital losses and discretionary resource deductions of approximately $308,000 expiring up to 2011, which may be carried forward to apply against future income for tax purposes. The possible future benefit to the Company of utilizing these losses has not been recognized in these financial statements.

	2004 $	2003 $
Potential future income tax assets:		
Non-capital losses carried forward and discretionary deductions	308,000	294,500
Tax value of assets in excess of book value	45,498	4,306
	353,498	298,806
Potential tax recovery at substantially enacted rates	125,749	113,500
Net potential future income tax asset	125,749	113,500
Valuation allowance – 100%	(125,749)	(113,500)
Net future tax asset	-	-

The conditions required to recognize potential future tax assets is based on the establishment of likely future profitability. Accordingly a 100% valuation allowance has been applied.

8. DUE FROM (TO) RELATED PARTIES

	2004 $	2003 $
Due from related parties:		
Officer	-	293
Company controlled by a director	9,878	-
Company under common management	-	1,831
	9,878	2,124
Due to related parties:		
Officer	1,222	-
Company controlled by a director	-	2,088
Company controlled by an officer	12,160	14,836
	13,382	16,924

The amounts due to and from related parties are non-interest bearing and have no specified terms of repayment.

STINA RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

9. SUPPLEMENTARY CASH FLOW INFORMATION

There were no interest or income taxes paid and no significant non-cash transactions during the years ended September 30, 2003 and 2004.

10. SUBSEQUENT EVENTS

a) Subsequent to year end, the Company advanced $36,000 to a company controlled by a director. The advance was non-interest bearing and had no terms of repayment. The amount was repaid within 7 days.

b) On January 21, 2005, the Company requested a halt in the trading of its stock pending review and approval of a Change of Business filed with the TSX Venture Exchange. The Company is attempting to diversify out of the alternative health food products industry, and into junior mineral exploration.

Concurrently, the Company entered into a property option agreement with Vanadium International Co.("Vanadium") for a 100% interest in 19 mining claims covering 392.6 acres, located in Nye County, Nevada, USA. To exercise the option, the Company is to pay Vanadium $250,000 and issue 2,500,000 shares, and incur $700,000 of exploration work on the property over a three year period. The property is subject to a 2.5% net smelter royalty (NSR). The agreement is subject to regulatory approval, and at the audit report date there has been no response from the exchange.

11. COMPARATIVE FIGURES

Certain of the 2003 figures have been reclassified to conform with current presentation.

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ________Schedule A
___x___**Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**

TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: SEPTEMBER 30, 2004

DATE OF REPORT: FEBRUARY 14, 2005

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	**<EDWARD GRESKO>**	**05/02/14**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**

SIDNEY MANN	**<SYDNEY MANN>**	**05/02/14**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD**

STINA RESOURCES LTD.
QUARTERLY REPORT
SEPTEMBER 30, 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See Financial Statements (Schedules 1 to 3) and Schedule C below

2. See Financial Statements (Note 6)

3. a) SUMMARY OF SECURITIES ISSUED DURING THE QUARTER ENDED SEPTEMBER 30, 2005;

Date of Issue	Type of Security	Type of Issue	No.of Shares Issued	Price/ Share	Total Proceeds
Aug 19 2004	Common Shares	Private Placement	1,200,000	$0.19	$228,000

b) SUMMARY OF OPTIONS GRANTED DURING THE QUARTER ENDED SEPTEMBER 30, 2004;

Date Granted	Number of Shares	Name of Optionee		Exercise Price	Expiry Date
			NIL		

4. a) (see 4.(d) below)

b) (see 4.(d) below)

c) As of September 30 2004, 500,000 warrants for one common share of stock each at a price of $0.16 were outstanding. These warrants expire on May 16, 2005.

d) 100,000,000 common shares without par value are authorized, of which 9,249,967 were issued and outstanding at September 30, 2004. 750,000 shares are held in escrow. On April 9/96 the VSE consented to transfer within escrow to Sidney A. Mann.

5. List of Directors and Officers as of September 30, 2004

Mr. Edward Gresko, President/ Director
Mr. Sidney Mann, Treasurer/ Director
Mr. Robert Cuffney, Director
Mr. George Weinstein, Secretary
Mr. Jim Wall, General Manager

STINA RESOURCES LTD.
QUARTERLY REPORT
SEPTEMBER 30, 2004

SCHEDULE C: MANAGEMENT DISCUSSION

1. The company management has discussed the current financial results for the period ending September 30, 2004, with the directors and officers of the company, and amongst themselves respectively. The company is engaged in the alternative natural health food manufacturing and wholesaling business and maintains a product line of natural food supplements marketed in Canada, the United States and internationally under the brand name Northern Seas Products, Sea Horse and Pet Wonder.

   The company continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, in addition to various research conducted on natural remedies for arthritic conditions, prostrate problems and other ongoing health problems. Primarily, the company markets on a distributor and wholesale basis to health stores, health facilities, foreign distributors and manufacturers, pet food stores and zoos. Retail sales are made on a lesser scale, including over the internet. The company also produces educational and promotional literature to aid consumers in their use of the products. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

   The company manufactures under the company division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination. In addition, only government-licensed facilities are used. Products include shark cartilage capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfate, devil's claw and other natural herbal ingredients as additional additives.

   Under the Northern Seas brand name, Super Sea Horse, the company produces and markets natural health products for horses, elephants, and other large animals suffering primarily from arthritic joint problems, although the products also assist in preventative health and providing increased energy.

   Northern Seas also produces a similar canine/ feline product called Pet Wonder, which provides the same natural choice for household dogs and cats that Super Sea Horse does for larger performing animals. The product was a natural choice, a derivative of the company's most popular product of similar content for humans suffering from arthritic problems. Since inception, Pet Wonder has opened a whole new marketplace for Northern Seas, and Pet Wonder has become a staple product of the company.

   The overall sales of the company to date have decreased by 30% comparatively to the same period in 2003 (year-end), mainly as a result of a significant decrease in the international sale of raw materials.

   The company's liquidity will depend upon it's ability to market these products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. Two financings were completed during the year raising $315,000 in working capital.

   With respect to a trend of decreasing product sales over the past few years, the company has been exploring other business opportunities. Subsequent to the reporting period the company announced it had signed an option agreement with a private resource exploration and development company, and had applied to the TSX Venture Exchange for a change of business to pursue this opportunity. (see Subsequent Events – below). If the application and transaction are accepted, the company intends to pursue other profitable opportunities in this industry. The company intends to continue operation of the Northern Seas Products division in the interim, but to review with company directors and officers, the direction and future of Northern Seas Products with respect to its profitability and economic feasibility.

   Management has also discussed with the directors of the company the need for increased control measures within the company, particularly with respect to transaction bookkeeping. It has been agreed in principle that, if the company is to pursue opportunities in a new line of business, greater control measures with respect to cash transactions and financings in particular will require regular reporting to directors, as well as comparative analysis against budget figures on a regular basis.

2. See above (1)

3. a) See financial statements (Schedules 3 & 4)

   b) Not applicable

   c) See Subsequent Events (below)

   d) See financial statements (Notes 3 & 4)

   e) See financial statements (Note 6)

   f) No material contracts or commitments have been entered into as of September 30, 2004.

   g) Not applicable

   h) See financial statements (Note 6)

   i) The company is not currently engaged in any legal proceedings

j) See financial statements (Note 6)

k) Not applicable

l) Not applicable

m) Not applicable

n) Not applicable

o) No special resolutions have been passed by the company directors during the period ending September 30, 2004.

4. <u>Subsequent Events</u>
Subsequent to year-end, on January 21 2005, the company requested the TSX Venture Exchange halt trading of the company shares pending an announcement.

On January 27, 2005 the company entered into an option agreement with Vanadium International Corp. (see news release dated January 27, 2005) to acquire 100% of the rights to 19 mining claims covering 392.6 acres, located in Nye county, Nevada, USA. The property is subject to a 2.5-per-cent net smelter royalty to Dennis LaPrairie. Vanadium has held the claims since 1993. Pursuant to the agreement, the company will, upon TSX Venture Exchange approval to exercise the option, pay to Vanadium International Co. $250,000 and issue 2,500,000 shares, and incur $700,000 of exploration work on the property over a three-year period, as follows:

Upon TSX approval, pay $60,000 cash to Vanadium International Co.

In respect of phase I, the company will carry out the following:
i) Pay $90,000 cash to Vanadium International Co.;
ii) Allot and issue to Vanadium. 1.25 million common shares of the company;
iii) Incur and finance expenditures on the property of not less than $150,000.

In respect of phase II, the company will carry out the following:
i) Pay $100,000 cash to Vanadium;
ii) Allot and issue to Vanadium 1.25 million common shares; and
iii) Incur and finance expenditures of not less than $350,000.

In conjunction with this transaction the company has filed with the TSX Venture Exchange a Change of Business, and a filing statement has been submitted by company attorneys. To date the TSX Venture Exchange is still reviewing the transaction and no comments have yet been received.

In addition, on January 27, 2005 the company concurrently proposed a non-brokered financing of 300,000 shares at an offering price of $0.50 cents per share. To date this private placement has not been completed, and no regulatory comments have been received.

No new management agreements have been entered into during this subsequent period.

5. a) Not applicable

b) Not applicable

6. The Company has experienced an operating loss of $88,307 at the year-end September 30, 2004, compared with a loss of $67,915 at year-end September 30, 2003, mainly as a result of a noticeable decrease in sales, combined with increased administrative expenses. The company had a working capital surplus of $191,989 as of September 30, 2004 compared with a deficiency of $66,479 at September 30, 2003, mainly as a result of a private placement completed in August 2004. The company experienced a 30% decrease in sales over the same year-end period ending September 30, 2003, mainly as a result of a significant decrease in bulk material sales of product, particularly to international markets. With respect to the Northern Seas division, production costs have decreased by approximately 4% comparatively to the same period ending in 2003. Of particular note, wages, commissions and contracted services costs decreased by 27% over the year as a result of two salespersons retiring from the company. Advertising and promotional expenses decreased by 33%, while travel and accommodation expenses decreased by 100% comparatively with the previous year. All other expenditures pertaining to the Northern Seas division were relatively consistent with the previous year's figures.

Stina administrative expenses increased by 23% over the same period of the previous year, mainly due to significant increases in accounting, legal and audit fees for the year, which increased 48%. This substantial increase is partly a result of increased legal activity and consultation with respect to a property transaction announced in March, 2004 and rescinded in June 2004. Regulatory Fees and shareholder communications expenses increased by 155%, mainly as a result of submission fees related to the above transaction and rescission. The company experienced an expenditure of $3,920 for resource property evaluation, not experienced in the previous year, for a property report with respect to the above noted transaction. Transfer agent fees increased by 54% as a result of increased activities respective of the year, including two private placements and a warrant excercisement. All other administrative expenditures were relatively consistent with the previous year's figures.

The Company's ability to continue as a going concern and realize the recorded value of assets is dependant upon achieving profitable operations and raising sufficient equity funding to finance operations.